FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month August, 2007

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     Ö                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARAUCO AND CONSTITUTION PULP INC

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

June 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

1.	VALUATION OF ASSETS AND LIABILITIES

The financial statements of Celulosa Arauco y Constitución S.A., a Chilean corporation (the “Company”) and its subsidiaries (the Company, together with its subsidiaries, “Arauco”) have been prepared on the basis of accounting principles generally accepted in Chile and specific guidelines issued by Superintendencia de Valores y Seguros of Chile (the “Chilean Securities Commission”). In management’s opinion there is no material difference between the Company’s economic value and the valuation reflected in the Company’s financial statements.

2.	ANALYSIS OF FINANCIAL POSITION

a)	Analysis of the Balance Sheet

On January 1, 2002, the Company and its subsidiaries Aserraderos Arauco S.A. and Paneles Arauco S.A. began maintaining their accounting records and preparing their financial statements in U.S. dollars.

On January 1, 2003, the Company’s subsidiaries Forestal Arauco S.A., Forestal Celco S.A., Bosques Arauco S.A., Forestal Valdivia S.A., Forestal Cholguán S.A. and Arauco Internacional S.A. also began maintaining their accounting records and preparing their financial statements in U.S. dollars.

The principal components of assets and liabilities as of June 30, 2006 and 2007 are as follows:

Assets	2006 ThU. S.$	2007 ThU.S.$
Current assets	1,394,738	1,729,990
Property, plant and equipment	5,709,848	6,139,491
Other assets	70,671	92,720

Total assets	7,175,257	7,962,201

Liabilities and Shareholders’ Equity	2006 ThU.S.$	2007 ThU.S.$
Current liabilities	552,427	695,249
Long-term liabilities	2,283,302	2,356,615
Minority interest	13,055	11,947
Shareholders’ equity	4,326,473	4,898,390

Total liabilities and shareholders’ equity	7,175,257	7,962,201

Total assets increased by 11%, or U.S.$787 million, from June 30, 2006 to June 30, 2007. This increase is mainly attributable to an increase in property, plant and equipment, trade accounts receivables and inventories.

Total liabilities increased by U.S.$216 million from June 30, 2006 to June 30, 2007. This increase is mainly attributable to a net increase in bonds of U.S.$271 million, an increase in accounts payable of U.S.$106 million and an increase in income deferred tax of U.S.$70 million, partially offset due to a decrease in long term bank obligations of U.S.$242 million.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

June 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

2.	ANALYSIS OF FINANCIAL POSITION, continued

a)	Analysis of the Balance Sheet, continued

The main financial and operating ratios are as follows:

Liquidity ratios	06/30/2006	12/31/2006	06/30/2007
Current ratio	2.52	1.96	2.49
Acid ratio	1.38	1.13	1.40

The slight decrease in the liquidity ratio in the current period is due to an increase in the percentage of the current liabilities in relationship with the current assets, influenced by public obligations and accounts payable.

The increase in the current acid ratio from 2006 to 2007 is attributable to an increase in current assets due to higher inventories and prepaid expenses.

Debt indicators	06/30/2006	12/31/2006	06/30/2007
Debt to equity ratio	0.66	0.61	0.62
Short-term debt to total debt	0.19	0.28	0.23
Long-term debt to total debt	0.81	0.72	0.77
Financial expenses covered	5.66	6.52	5.72

The debt ratio was 0.66 and 0.62 at June 30, 2006 and June 30, 2007, respectively.

Current liabilities increased from 19% of total liabilities at June 30, 2006 to 23% of total liabilities at June 30, 2007. The increase is attributable to an increase in short-term bonds.

The ratio of financial expenses covered increased from 5.66 points in 2006 to 5.72 points in 2007. The increase is attributable to a higher net income in 2007.

Operational ratios	06/30/2006	12/31/2006	06/30/2007
Inventory turnover	1.16	2.31	1.35
Inventory turnover (excluding forests)	1.89	3.75	1.63
Inventory permanence (days)	154.91	156.10	132.96
Inventory permanence (excluding forests)	95.00	95.89	110.22

The ratio of inventory turnover increased from 1.16 at June 30, 2006 to 1.35 points at June 30, 2007. For this reason, the inventory permanence ratio decreased during the period ended June 30, 2007.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

June 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

2.	ANALYSIS OF FINANCIAL POSITION, continued

b)	Analysis of the Income Statement

The breakdown of operating income and costs is as follows:

Operating income	06/30/2006 ThU.S.$	12/31/2006 ThU.S.$	06/30/2007 ThU.S.$
Pulp	550,069	1,257,995	825,522
Sawn timber, cut wood, plywood and fiber panels	713,387	1,475,013	758,235
Forestry products	41,126	76,179	36,218
Other	24,155	40,470	68,752

Total operating income	1,328,737	2,849,657	1,688,727

Operating costs	06/30/2006 ThU.S.$	12/31/2006 ThU.S.$	06/30/2007 ThU.S.$
Timber	209,553	382,954	231,112
Forestry work	113,177	248,884	145,145
Depreciation	82,017	176,455	112,705
Other costs	284,719	625,808	400,815

Total operating costs	689,466	1,434,101	889,777

Analysis of Operating Income

Operating income includes net income of U.S.$510 in 2007 compared to U.S.$382 in 2006, an increase of U.S.$128 million, primarily due to an increase in sales revenue by higher volume and prices, which was partially offset by an increase in costs of sales and administration and sales expenses, principally for freight expenses.

Analysis of Non-Operating Loss

There was a non-operating loss of U.S.$49 million in 2006, compared to U.S.$78 million in 2007. The change was primarily caused by an increase in non-operating loss as described in the following table:

Item	Million U.S.$
Financial expenses	(20)
Other non-operating expenses	(6)
Others net	(3)

Decrease non-operating loss	(29)

The increase in financial expenses is attributable to a decrease in capitalized interest in connection with the Nueva Aldea Pulp Mill project.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

June 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

2.	ANALYSIS OF FINANCIAL POSITION, continued

Profitability ratios	06/30/2006	12/31/2006	06/30/2007
Equity yield	6.41	13.64	7.51
Asset performance ratio	3.81	8.31	4.57
Operating asset ratio	5.50	11.74	6.82
Income per share (U.S.$)	2.37	5.47	3.06
EBITDA *	492,306	1,091,863	646,070
Income after tax (ThU.S.$)	264,908	614,770	343,989

*	Earnings before income tax, interest, depreciation, amortization and extraordinary items.

Operational income ThU.S.$	382,159	865,316	510,416
Financial expenses ThU.S.$	(72,054)	(139,360)	92,059
Non-operating expenses ThU.S.$	(49,427)	(101,145)	77,757

3.	MARKET SITUATION

Pulp

During the first semester of 2007, the pulp market remained stable, registering a moderate but consistent increase in the prices of different products during this period. It is important to mention that the current market situation may be attributable, in part, to problems in the supply of raw materials faced by producers in the Northern Hemisphere. The market outlook for the next months appears to be stable, unless an important change in the world economy affects the pulp market and other commodities.

Arauco has approximately a five percent share in the global pulp market.

Arauco’s competition in the long fiber global market is predominantly concentrated in Canada, the United States, Sweden and Finland and for short fiber, in Brazil and Indonesia.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

June 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

3.	MARKET SITUATION, continued

Wood

The construction sector has continued to adjust in the United States during this first semester. This adjustment has affected the demand for moldings and wood. Prices of moldings and wood have continued to decrease, even though some products have increased given a decrease in the supply. We expect this adjustment to continue for the rest of the year.

Asia, the Middle East and Central America continue to experience positive demand and increases in prices. We expect the second semester to be less dynamic for these markets. In the local market, demand remains stable.

The moldings market, whose principal destination is the United States, has been affected by the decrease of home constructions in the country. During the first semester, Chilean exports have experienced an important decrease. Prices have also decreased when compared to the first semester of 2006.

Panels

During the second quarter, Paneles Arauco maintained its sales within expectations and at the moment, no decrease in our prices has been registered as a result of minor levels of consumption in North America.

The demand for plywood (AraucoPly) in the principal markets we supply remained strong, but we have been unable to meet this demand. In the United States market, notwithstanding the decrease in construction activities, the sales of our product have remained within expectations while the prices of our principal products in this line have increased an 11% so far this year. The increase in the export tariffs on Russian exports to Europe starting June 1st generates good opportunities for AraucoPly for the second quarter of this year. The overstock situation experienced in Mexico was resolved during the first quarter.

The demand for MDF (Trupan) remains high even though there are overstock situations in some of the Latin American markets. In the case of Chipboard (Faplac) and Hard Board (Cholguan), both our sales and prices have remained within expectations.

With respect to MDF (TruChoice) moldings, our second quarter sales improved compared to the first quarter. This improvement is due principally to the fact that our clients have regularized their inventory levels, which are now adequate for the new demand in North America.

The productive situation of some of our installations deserves special mention since Faplac in Argentina and the plywood plant of Arauco plant have not been able to operate normally because of issues with the availability of energy.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

June 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

4.	ANALYSIS OF CASH FLOW

	06/30/2006 ThU.S.$	12/31/2006 ThU.S.$	06/30/2007 ThU.S.$
Operating cash flow	389,462	772,018	521,371
Cash flow from financing activities	(97,354)	(171,671)	(175,649)
Cash flow from investment activities	(428,943)	(764,709)	(320,762)

Net cash flow for the period	(136,835)	(164,362)	24,960

We had a positive operating cash flow of U.S.$521 million compared to a U.S.$389 million for the same period in 2006, resulting from greater sale collections, partially offset by an increase in payments to suppliers and personnel.

Cash flow from financing activities at June 30, 2007 was a net expenses of U.S.$176 million compared to a net expense of U.S.$97 million for the same period in 2006. This change resulted from an increase in dividends and a higher debt payment in 2007, offset by bonds issued by our subsidiary Alto Paraná S.A.

Cash flow from investment activities for this period was a lower net expense than for the same period in 2007, due principally to larger disbursements for purchases in property, plant and equipment.

5.	MARKET RISK ANALYSIS

In respect of the economic risks resulting from interest rate variations, the Company maintains, as of June 30, 2007, a relation between fixed rate debts and total consolidated debt of approximately 82.7%, which it believes is consistent with the industry in which it operates. The Company does not engage in futures or other hedging transactions to hedge against variations in the selling prices of pulp and forest products because it believes that risks resulting from price variations are limited in large part because the Company maintains one of the lowest cost structures in the industry.

In response to economic risks resulting from interest rate variations, the Company has applied policies consistent with the general policies of the industries in which it operates.

As explained in note 2, the Company and most of its subsidiaries maintain their accounting records and prepare their financial statements in U.S. dollars. Both their assets and their liabilities are denominated in U.S. dollars, as are the majority of their revenues. As a result, their exposure to changes in the exchange rate has decreased significantly since January 1, 2002, when they began maintaining their accounting records and preparing their financial statements in U.S. dollars.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Balance Sheets

June 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

	At June 30,
ASSETS	2006 ThU.S.$	2007 ThU.S.$
CURRENT ASSETS:
Cash	26,189	28,129
Time deposits	36,124	26,253
Marketable securities (note 3)	142,958	157,263
Trade accounts receivable (note 4)	405,802	523,857
Notes receivable	7,218	3,685
Other receivables	45,750	87,235
Notes and accounts receivable from related parties (note 18)	2,358	6,115
Inventories (note 5)	577,613	679,957
Recoverable taxes	53,614	80,554
Prepaid expenses	53,051	75,988
Deferred tax assets (note 15)	10	—
Other current assets	44,051	60,954

Total current assets	1,394,738	1,729,990

PROPERTY, PLANT AND EQUIPMENT: (note 6)
Land	476,005	529,588
Forests	2,301,003	2,567,459
Buildings and other infrastructure	1,862,449	1,993,588
Machinery and equipment	2,016,598	2,842,991
Other	1,150,591	521,909
Technical revaluation	68,769	68,769
Less: Accumulated depreciation	(2,165,567)	(2,384,813)

Net property, plant and equipment	5,709,848	6,139,491

OTHER NON-CURRENT ASSETS:
Investments in related companies (note 7)	81,325	83,654
Investments in other companies	248	256
Goodwill (note 8)	4,862	5,125
Negative goodwill (note 8)	(71,949)	(57,825)
Long-term receivables	14,992	11,490
Intangibles	713	752
Amortization	(343)	(399)
Other (note 9)	40,823	49,667

Total other non-current assets	70,671	92,720

Total assets	7,175,257	7,962,201

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Balance Sheets, continued

June 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

	At June 30,
LIABILITIES AND SHAREHOLDERS’ EQUITY	2006 ThU.S.$	2007 ThU.S.$
CURRENT LIABILITIES:
Current bank borrowings (note 10)	130,217	152,955
Current portion of long-term bank borrowings (note 14)	123,372	29,397
Current portion of bonds (note 12)	34,468	135,376
Current portion of other long term liabilities	488	636
Dividends payable	161	203
Trade accounts payable	144,597	250,799
Notes payable	3,639	4,997
Sundry accounts payable	12,720	11,092
Notes and accounts payable to related companies (note 18)	3,157	5,668
Accrued liabilities (note 13)	55,867	52,196
Withholding taxes	19,641	21,020
Income tax payable	17,513	24,060
Deferred income	4,571	4,004
Deferred taxes	—	2,223
Other current liabilities	2,016	623

Total current liabilities	552,427	695,249

LONG-TERM LIABILITIES:
Long-term bank borrowings (note 14)	430,880	259,769
Bonds (note 12)	1,682,500	1,852,500
Sundry accounts payable	4,044	2,582
Accrued liabilities	24,556	29,276
Deferred tax liabilities (note 15)	99,414	167,381
Other long-term liabilities	41,908	45,107

Total long-term liabilities	2,283,302	2,356,615

Minority interest (note 23)	13,055	11,947

SHAREHOLDERS’ EQUITY: (note 20)
Paid-up in capital	347,551	347,551
Share premium	5,625	5,625
Forestry and other reserves	1,388,410	1,544,966
Retained earnings	2,317,030	2,653,979
Net income for the period	267,857	346,269

Total shareholders’ equity	4,326,473	4,898,390

Total liabilities and shareholders’ equity	7,175,257	7,962,201

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Statements of Income

June 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

	At June 30,
	2006 ThU.S.$	2007 ThU.S.$
OPERATING INCOME:
Sales revenue	1,328,737	1,688,727
Cost of sales	(689,466)	(889,777)
Gross profit	639,271	798,950
Administration and selling expenses	(257,112)	(288,531)

Operating income	382,159	510,419

NON-OPERATING INCOME:
Interest earned	14,701	11,509
Share of net income of related companies (note 7)	3,344	5,181
Other non-operating income (note 21)	5,059	9,148
Amortization of goodwill (note 8)	(1,390)	(1,454)
Interest expenses	(72,054)	(92,059)
Other non-operating expenses (note 22)	(6,412)	(12,095)
Price-level restatement (note 1)	(40)	(258)
Foreign currency exchange rate (note 1)	7,365	2,271

Non-operating loss	(49,427)	(77,757)

Income before taxes, minority interest and amortization of negative goodwill	332,732	432,662
Income taxes (note 15)	(67,824)	(88,673)
Income before minority interest and amortization of negative goodwill	264,908	343,989
Minority interest (note 23)	1	231
Income before amortization of negative goodwill	264,909	344,220
Amortization of negative goodwill (note 8)	2,948	2,049

Net income	267,857	346,269

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Statements of Consolidated Cash Flows

June 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

	At June 30,
	2006 ThU.S.$	2007 ThU.S.$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	267,857	346,269
Loss (Profit) on sale of assets
Loss (profit) on sale of property, plant and equipment	(221)	121
Items affecting income not involving the movement of cash:
Depreciation	86,129	119,664
Amortization of intangibles	18	19
Write-offs and provisions	831	462
Profit from investments accounted for under the equity method	(3,344)	(5,181)
Amortization of goodwill	1,390	1,454
Amortization of negative goodwill	(2,948)	(2,049)
Net price level restatement	40	258
Foreign currency exchange rate	(7,365)	(2,271)
Others	29,765	47,426
Decrease (Increase) in current assets:
Clients and debtors	(91,357)	(15,948)
Inventory	8,985	(29,215)
Other current assets	30,673	(5,520)
Increase (Decrease) in current liabilities:
Suppliers and creditors	15,779	26,208
Interest payable	3,525	27,074
Provision for income taxes	30,339	8,524
Other current liabilities	19,366	4,076

Net cash flows from operating activities	389,462	521,371

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Statements of Consolidated Cash Flows, continued

June 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

	At June 30,
	2006 ThU.S.$	2007 ThU.S.$
CASH FLOWS FROM FINANCING ACTIVITIES
Loans from financial institutions	431,698	564,078
Loans paid	(426,038)	(832,061)
Bonds issue	—	268,110
Dividends paid	(102,853)	(172,466)
Other	(161)	(3,310)

Net cash flow from financing activities	(97,354)	(175,649)

CASH FLOWS FROM INVESTING ACTIVITIES
Sales of property, plant and equipment	161	362
Purchase of property, plant and equipment	(412,817)	(320,282)
Permanent investments	(12)	(163)
Capitalized interest paid	(16,386)	(704)
Other investments	111	25

Net cash flow from investment activities	(428,943)	(320,762)

Net cash flows from operating, investing and financing activities	(136,835)	24,960

Effect of inflation	4,978	5,177

Net decrease in cash and cash equivalents	(131,857)	30,137
Initial balance of cash and cash equivalents	338,511	184,296

FINAL BALANCE OF CASH AND CASH EQUIVALENTS	206,654	214,433

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Organization and basis of presentation

Celulosa Arauco y Constitución S.A., a Chilean corporation (the “Company”), and its subsidiaries are engaged principally in the production of pulp, forestry and wood products and the management of its subsidiaries’ forestry assets.

The financial statements of the Company and its subsidiaries (collectively known as “Arauco”) are presented on a consolidated basis and have been prepared on the basis of accounting principles generally accepted in Chile and specific guidelines issued by the Superintendencia de Valores y Seguros (the “Chilean Securities Commission”). The Company consolidates the financial statements of the companies in which it controls a majority of voting shares. All significant intercompany transactions have been eliminated. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain minor reclassifications among account headings have been made to these consolidated financial statements in order to present them on a basis more familiar to readers of financial statements in the United States (the “U.S.”).

The consolidated financial statements as of June 30, 2006 and 2007 include the following direct and indirect subsidiaries of the Company, all of which are incorporated in Chile (except as otherwise noted).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

(a)	Organization and basis of presentation, continued

	Interest of the Company as of June 30, 2007			Total June 30, 2006
Subsidiary company	Direct %	Indirect %	Total %	Total %
Agenciamiento y Servicios Profesionales S.A. (Mexico)	—	99.99	99.99	99.99
Alto Paraná S.A. (Argentina)	—	99.97	99.97	99.97
Arauco Denmark ApS (Denmark)	—	99.99	99.99	99.99
Arauco Distribución S.A.	—	99.99	99.99	99.99
Arauco Ecuador S.A. (Ecuador)	0.10	99.89	99.99	99.99
Arauco Europe S.A. (Switzerland)	—	—	—	99.98
Arauco Forest Brasil S.A. (Ex-L.D. Forest Products S.A.) (Brazil)	—	99.99	99.99	99.99
Arauco Forest Products B.V.(The Netherlands)	—	99.99	99.99	99.99
Arauco Generación S.A.	98.00	1.99	99.99	99.99
Arauco Honduras S. de R.L. de C.V. (Honduras)	0.06	99.93	99.99	99.99
Arauco Internacional S.A.	98.03	1.96	99.99	99.99
Arauco Perú S.A. (Peru)	—	99.99	99.99	99.99
Arauco Wood Products, Inc. (U.S.A.)	0.39	99.60	99.99	99.99
Araucomex S.A. de C.V. (Mexico)	—	99.99	99.99	99.99
Aserraderos Arauco S.A.	99.00	0.99	99.99	99.99
Bosques Arauco S.A.	1.00	98.93	99.93	99.93
Caif S.A. (Argentina)	—	99.99	99.99	99.99
Controladora de Plagas Forestales S.A.	—	61.17	61.17	54.33
Ecoboard S.A. (Argentina)	—	99.99	99.99	99.99
Ecoresin S.A. (Argentina)	—	99.99	99.99	99.99
Faplac S.A. (Argentina)	—	99.99	99.99	99.99
Flooring S.A. (Argentina)	—	60.00	60.00	60.00
Forestal Arauco Costa Rica S.A. (Costa Rica)	8.47	91.52	99.99	99.99
Forestal Arauco Guatemala S.A. (Guatemala)	0. 12	99.87	99.99	99.99
Forestal Arauco S.A.	99.92	—	99.92	99.92
Forestal Celco S.A.	1.00	98.93	99.93	99.93
Forestal Cholguán S.A.	—	97.43	97.43	97.31
Forestal Concepción S.A. (Panamá)	—	99.99	99.99	99.99
Forestal Cono Sur S.A. (Uruguay)	—	99.99	99.99	99.99
Forestal Los Lagos S.A.	—	79.94	79.94	79.94
Forestal Misiones S.A. (Argentina)	—	99.99	99.99	99.99
Forestal Valdivia S.A.	1.00	98.93	99.93	99.93
Industrias Forestales S.A. (Argentina)	10.00	89.99	99.99	99.99
Inversiones Celco S.L. (Spain)	32.02	67.97	99.99	99.99
Investigaciones Forestales Bioforest S.A.	1.00	98.93	99.93	99.93
La Señora del Milagro S.R.L. (Argentina)	—	99.99	99.99	—
Molduras Trupán S.A.	1.00	98.99	99.99	99.99
Paneles Arauco S.A.	99.00	0.99	99.99	99.99
Placas Do Parana S.A. (Brazil)	—	99.99	99.99	99.99
Servicios Logísticos Arauco S.A.	45.00	54.99	99.99	99.99
Southwoods Arauco-Lumber and Millwork LLC (U.S.A.)	—	99.61	99.61	99.61
Trupán Argentina S.A. (Argentina)	—	99.99	99.99	99.99

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

(b)	Currency records

On January 1, 2002, the Company and its subsidiaries Aserraderos Arauco S.A. and Paneles Arauco S.A. began maintaining their accounting records and preparing their financial statements in U.S. dollars.

On January 1, 2003, the subsidiaries Forestal Arauco S.A., Forestal Celco S.A., Bosques Arauco S.A., Forestal Valdivia S.A., Forestal Cholguán S.A. and Arauco Internacional S.A. also began maintaining their accounting records and preparing their financial statements in U.S. dollars.

The Company’s other Chilean subsidiaries maintain their accounting records and prepare their financial statements in Chilean pesos.

(c)	Price-level restatement and foreign currency exchange rate

(i)	Price-level restatement

The charge or credit for price-level restatement of the subsidiaries that record and prepare their financial statements in Chilean pesos in the consolidated financial statements is comprised of the following two factors:

(A)	the effect of changes in the purchasing power of the Chilean peso during each year presented in the consolidated financial statements; and

(B)	the change in the value of assets and liabilities which are denominated in inflation index-linked units of account called Unidades de Fomento (“UF”).

(ii)	Changes in purchasing power

The effect of the changes in the purchasing power of the Chilean peso during each year presented in the consolidated financial statements, relating to the effect of the changes on the assets, liabilities and net income of the subsidiaries that record and prepare their financial statements in Chilean pesos, is calculated by restating non-monetary assets, liabilities, shareholders’ equity and income statement accounts to reflect changes in the Chilean consumer price index from the date they were acquired or incurred to the end of the year. The net purchasing power gain or loss calculated as described above, and included in net income, reflects the effect of Chilean inflation on the value of non-monetary assets and liabilities (other than UF- and foreign currency-denominated assets and liabilities) held by these subsidiaries.

The restatements were calculated using the official consumer price index of the Chilean National Institute of Statistics and are based on the “prior month rule,” according to which inflation adjustments are based on the CPI at the close of the month preceding the close of the relevant period or transaction. This index is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in Chile and, consequently, is widely used for financial reporting purposes in Chile.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

(c)	Price-level restatement and foreign currency exchange rate, continued

(ii)	Changes in purchasing power, continued

The values of the CPI were as follows:

	Index	Change from previous June 30
June 30, 2006	123.62	3.9%
June 30, 2007	127.61	3.2%

The values of the CPI used for the price-level restatement for the two most recent fiscal periods were as follows:

	Index	Change from previous May 31,
May 31, 2006	122.90	3.7%
May 31, 2007	126.43	2.9%

The above-mentioned price-level restatements do not purport to represent appraisal or replacement values and are intended only to restate all non-monetary financial statement components in terms of local currency of a single purchasing power and to include in the net result for each year the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

(iii)	Inflation Index-linked units of account (UF)

Assets and liabilities that are denominated in inflation index-linked units of account are stated at the period-end values of the respective units of account. The principal inflation index-linked unit used in Chile is the UF, which changes daily to reflect the changes in Chile’s CPI.

Interest-bearing assets and liabilities that are denominated in UFs have their interest rates expressed in terms of an interest rate spread in excess of the indexation of the UF.

Values for the UF were as follows (historical pesos per UF):

Ch$
June 30, 2006	18,151.40
June 30, 2007	18,624.17

(iv)	Foreign currency exchange rate

The charge or credit for foreign currency exchange rate is comprised of the change in the value of assets and liabilities denominated in foreign currencies.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

(c)	Price-level restatement and foreign currency exchange rate, continued

(v)	Assets and liabilities denominated in foreign currencies

Assets and liabilities denominated in foreign currencies other than U.S. dollars are detailed in note 17 and have been translated into U.S. dollars at the relevant observed exchange rate reported by the Central Bank of Chile. The observed exchange rates for foreign currencies reported by the Central Bank on the specified dates were as follows:

	At June 30,
	2006 U.S.$ 1	2007 U.S.$ 1
Chilean peso (Ch$)	539.44	526.86
Euro	0.78	0.74
Argentine peso (Ar$)	3.08	3.09
Brazilean real (R$)	2.16	1.93
Unidad de Fomento (UF)	0.03	0.03

The differences arising in the valuation of assets and liabilities denominated in foreign currencies as a result of variations in the exchange rates are accounted for in the income statement as an item of foreign currency exchange rate in the year in which they arise. Realized and unrealized losses and realized gains on interest rate swaps are accounted for under the account headings “Interest and other financial expenses” and “Interest earned” in the period in which they arise. See note 1(o).

Credit (charge) to income for price-level restatement in each of the reporting periods was comprised of the restatements of non-monetary assets, UF and foreign currency-denominated monetary assets and liabilities, shareholders’ equity and income statement accounts as follows:

Credit (charge) to income for price-level restatement:

	Period ended June 30,
	2006 ThU.S.$ Credit (Charge)	2007 ThU.S.$ Credit (Charge)
Assets, liabilities and equity restated by CPI
Shareholders’ equity of subsidiaries in Chilean pesos	(276)	(482)
Property, plant and equipment, net	162	283
Other assets and liabilities, net	103	12

Net effect on income	(11)	(187)

Price-level restatement of income statement accounts	(29)	(71)

Credit (charge) to income by CPI	(40)	(258)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

(c)	Price-level restatement and foreign currency exchange rate, continued

Credit (charge) to income for foreign currency exchange rate:

	Period ended June 30,
	2006 ThU.S.$ Credit (Charge)	2007 ThU.S.$ Credit (Charge)
Assets restated by foreign currency
Trade accounts receivable	1,460	3,083
Other assets	5,996	13,644
Liabilities restated by foreign currency
Bank borrowings	(1,914)	(3,137)
Trade accounts payable	3,081	(1,243)
Other liabilities	(2,905)	(7,922)
Dividends payable	1,647	(2,154)

Net effect on income from foreign currency	7,365	2,271

(d)	Time deposits, marketable securities and investments purchased under agreements to resell

Time deposits are shown at cost plus accrued interest. Marketable securities are shown at the lower of cost plus accrued interest or market value.

Financial instruments purchased under agreements to resell are held at acquisition cost plus accrued interest.

Investment in money market funds are stated at market value based on period-end quoted values.

(e)	Inventories

Inventories of raw materials, spare parts and supplies have been stated at the average price or restated cost as determined by price-level restatement principles for those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos. Imports in transit are held at accumulated cost at the balance sheet date plus price-level restatement for subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos.

For those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos, finished goods are stated at an average unit production cost for the year, including production overhead and depreciation of fixed assets, plus price-level restatement.

Inventory of forests in exploitation is stated at the commercially appraised value at which these forests were transferred from fixed assets.

Finished goods are valued at the lower of average cost of production or market value. For those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos, inventory is valued at the lower of price-level restated cost (or transferred value in the case of forest inventory) and market value.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

(f)	Property, plant and equipment

(i)	Property, plant and equipment, excluding forests

The property, plant and equipment of the Company and those of its subsidiaries that maintain their accounting records and prepare their financial statements in U.S. dollars are valued at cost. The property, plant and equipment of the other Chilean subsidiaries, excluding forests, are valued at cost plus price-level restatement. The carrying value of property, plant and equipment was adjusted in 1979 in accordance with the regulations of the Chilean Securities Commission. See note 6.

Property, plant and equipment, excluding forests and land, is depreciated on a straight-line basis over the estimated remaining useful lives of the underlying assets.

Financing costs of projects requiring major investments in long-term construction and those costs incurred from financing specific projects are capitalized and amortized over the estimated useful lives of the related assets. Profits and losses on the sale of property, plant and equipment, excluding forests, are accounted for as the difference between the book value and the consideration received.

The Company has conducted an impairment analysis of its significant assets and concluded that no impairment charge is necessary.

(ii) Forests

Radiata pine that is less than 16 years old is valued at the cost of development, maintenance and protection plus price-level restatement (until December 31, 2002). Finance costs related to the development of the forests are not capitalized but are expensed in the income statement.

Radiata pine that is 16 or more years old is valued in accordance with a commercial valuation performed by Arauco based on sample measurements of forest growth carried out by independent third parties. The difference between the commercial valuation at year-end and the prior year’s valuations plus price-level restatement (until December 31, 2002) is accounted for as an adjustment to “Forests” and to shareholders’ equity under the account heading “Forestry and other reserves”.

Forests which are due to be exploited within one year are reallocated to inventory under current assets.

On the sale of a related finished good, the shareholders’ equity account “Forestry and other reserves” is reduced by the amount of the commercial valuation allocable to such finished good. Such commercial valuation is excluded from cost of sales.

Commercial valuations are not performed on native forests.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

(g)	Investments in related companies

Investments in companies over which Arauco exercises significant, but not controlling, influence are shown under other non-current assets and are accounted for using the equity method. Arauco is presumed to exercise significant influence where its participation in a company is between 20% and 50%.

Arauco’s proportionate share in the net income and losses of related companies is recognized in non-operating income in the statement of income on an accrual basis, after eliminating any unrealized profits from transactions between related companies.

Investment in related companies acquired through December 31, 2003 are accounted for using the equity method, in accordance with Circular Letter No. 368 of the Chilean Securities Commission.

Investment in related companies acquired after December 31, 2003 are accounted for using the proportional net worth method, in accordance with Circular Letter No. 1697 of the Chilean Securities Commission.

Investments in foreign companies are accounted for in accordance with Technical Bulletin No. 64 of the Accountants Association of Chile.

(h)	Income taxes

Effective January 1, 2000, the effects of deferred income taxes arising from temporary differences between the basis of assets and liabilities for tax and financial statement purposes are recorded in accordance with Technical Bulletins Nos. 60, 68 and 69 of the Chilean Institute of Accountants and Circular 1466 of the Chilean Securities Commission. The effects of deferred income taxes up to January 1, 2000 that were not previously recorded were recognized in accordance with the transitional period provided by Technical Bulletin No. 60, against a contra asset or liability account (“complementary accounts”) and were recorded. Complementary accounts are amortized to income over the estimated average reversal periods corresponding to underlying temporary differences to which the deferred tax asset or liability related. Deferred income taxes by January 1, 2000 are recognized in income as the temporary differences are reversed.

Deferred income tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The valuation allowance should be sufficient to reduce the deferred income tax assets to an amount that is more likely than not to be realized.

(i)	Bonds

Bonds are shown at face value plus accrued interest as of each period-end. The discount on, and expenses incurred in, the issue of the bonds are shown under other non-current assets and are amortized over the term of the instruments.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

(j)	Staff severance indemnities

Arauco has recorded a liability for long-term severance indemnities in accordance with the collective agreements entered into with its employees. Generally, upon leaving Arauco, employees who have completed five years of service are entitled to one month’s salary for each year of service, up to the retirement age of 60 and 65 years for women and men, respectively. The provision for severance compensation is calculated on the basis of the present value of the total accrued cost of this benefit, discounted at a real annual interest rate of 5%.

(k)	Research and development expenses

The cost of research, project development and special studies are charged to income in the period in which they are incurred, except for the cost of fixed assets once development has been approved. The cost of research and development charged to income was U.S.$1,321 thousand and U.S.$1,453 thousand for the period ended June 30, 2006 and 2007, respectively.

(l)	Negative goodwill on investments

Any excess of the fair value of net assets (book value until December 31, 2003) of a company acquired over the purchase consideration paid is accounted for as a reduction of the consolidated assets in the balance sheet and is amortized to the income statement over a five-year period or the life time of acquired assets.

(m)	Goodwill on investments

Any consideration paid to acquire a company in excess of fair value of net assets (book value until December 31, 2003) is accounted for as an increase of the consolidated assets in the balance sheet and is amortized over a five-year period or the life time of acquired assets.

(n)	Cash and cash equivalents

Arauco considers cash and cash equivalents as representing cash and cash instruments with an original maturity of less than three months. Cash flows from operating activities include all business-related cash flows as well as interest paid, financial income and in general, all cash flows not defined as resulting from financing or investing activities. The operating concept used in this statement is broader than that in the consolidated statements of income.

(o)	Interest rate swaps

Interest rate swap agreements are considered hedges of existing items and accounted for in accordance with Technical Bulletin No. 57 of the Accountants Association of Chile.

(p)	Government grants awarded for forestry activities

Grants that are received from the Chilean government for forestry activities are accounted for as a credit to shareholders’ equity or as a reduction in the cost of the forests. These amounts are realized as income on sale of the related finished goods.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

(q)	Provision for vacation pay

Vacation pay earned by employees but not paid is accounted for on an accrual basis.

(r)	Allowance for doubtful accounts

Allowance for doubtful accounts is recorded based on analyses of collectibility on an individual account basis.

(s)	Leasing assets

Financing leases are recorded at the present value of the minimum lease payments, discounted by the purchase option interest rate indicated in the contract. The obligations are recorded as current and long-term liabilities net of deferred interest.

(t)	Intangibles

Intangible assets are recorded at cost, adjusted for price-level restatement, and are amortized over 20 years.

(u)	Revenue recognition policy

Revenues are recorded in accordance with Technical Bulletin No. 70 of the Accountants Association of Chile.

(v)	Interest rate swap contracts

Interest expense on swap contract-related debt is adjusted for the net amount receivable or payable under the swap contract. The initial premium payable upon entry into the swap contract is amortized over the period of the underlying contract.

(w)	Software

Internal development software costs are expensed when incurred. Purchased software is capitalized and amortized over the estimated useful life up to a maximum of four years. Capitalized software assets are classified in “Property, plant and equipment” as “other assets.”

(x)	Translation of foreign subsidiaries

Beginning January 1, 2002, the financial statements of the Company’s foreign subsidiaries are translated into U.S. dollars in accordance with B.T. No. 64. In accordance with B.T. No. 64, the financial statements of foreign subsidiaries whose activities do not constitute an extension of the Chilean parent company’s operations and operate in countries that are exposed to significant risks, restrictions or inflation/exchange fluctuations, are remeasured into U.S. dollars before translation into the accounting records of the parent company. The Company has remeasured the operations of its Argentinean subsidiaries and the Panamanian agency that are not considered an extension of Arauco’s operations into U.S. dollars as follows:

•	Monetary assets and liabilities are translated at period-end rates of exchange between the U.S. dollar and the local currency.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

(x)	Translation of foreign subsidiaries, continued

•	All non-monetary assets and liabilities and shareholders’ equity are translated at historical rates of exchange between the U.S. dollar and the local currency.

•	Income and expense accounts are translated at average rates of exchange between the U.S. dollar and the local currency.

•	The effects of any exchange rate fluctuations as compared to the U.S. dollar are included in the results of operations for the relevant period.

Until December 31, 2001, under B.T. No. 64, each investment in foreign subsidiaries was price-level restated, in order to separate the effect of price-level restating the foreign investment, which was reflected in income, from the effect of the foreign currency translation gain or loss, which was reflected in equity in the account “Cumulative Translation Adjustment,” as the foreign investment itself was measured in U.S. dollars. For the periods ended June 30, 2007 and 2006, as allowed by B.T. No. 64, the Company designated U.S. dollar denominated debt as an economic hedge of its net foreign investment in Argentina.

As of June 30, 2007, the Company’s investments in Argentina represented 7.8% of its consolidated assets, compared to 9.5% as of June 30, 2006.

It is not possible to predict what developments will occur in the Argentine economy, what effects the Argentine economic crisis and the devaluation of the Argentine peso may have on the economic and financial condition of the Company’s Argentine subsidiaries or whether the Argentine economic crisis may affect developments in other emerging markets including Chile. The Company’s financial statements include the financial effects of recent current Argentine developments in accordance with both Chilean Securities Commission instructions and Technical Bulletin guidelines.

2.	CHANGES IN ACCOUNTING POLICIES

There are no changes in accounting principles or presentation for the periods covered in these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

3.	MARKETABLE SECURITIES

Marketable securities as of each period-end, were as follows:

	As of June 30,
	2006 ThU.S.$	2007 ThU.S.$
Mutual fund units	142,958	157,263

Total marketable securities	142,958	157,263

4.	TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable as of each period-end were as follows:

	As of June 30,
	2006 ThU.S.$	2007 ThU.S.$
Trade accounts receivable	414,248	532,526
Allowance for doubtful accounts	(8,446)	(8,669)

Total trade accounts receivable	405,802	523,857

As of June 30, 2006 and 2007, no single customer accounted for more than 10% of the outstanding balance of accounts receivable. Arauco takes steps to reduce the risk of non-payment for goods sold, including the use of letters of credit, receipt of advance payments and the use of insurance policies. If such measures were to fail, Arauco would be exposed to a maximum credit loss equivalent to the accounting balance. Arauco has not experienced any significant losses as a result of non-payment of accounts receivable.

5.	INVENTORIES

Inventories have been valued in accordance with the policy described in note 1(e). The principal components were as follows:

	As of June 30,
	2006 ThU.S.$	2007 ThU.S.$
Finished goods (pulp)	63,769	59,515
Finished goods (timber and panels)	150,795	206,079
Work in progress	9,603	16,601
Sawlogs, pulpwood and chips	58,171	58,735
Raw material	61,179	80,343
Forests under exploitation	212,032	228,129
Pending imports	1,152	4,619
Other	20,912	25,936

Total inventories	577,613	679,957

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

6.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, including forests, have been valued as described in note 1(f).

Technical revaluation and adjustment of book value

The balances of buildings and other infrastructure, machinery and equipment and other include amounts arising from the technical revaluation of certain assets performed during 1979, in accordance with regulations of the Chilean Securities Commission.

The accumulated net book value of these revaluations as of each period-end is detailed below by class of asset:

	As of June 30,
	2006 ThU.S.$	2007 ThU.S.$
Buildings and other infrastructure	2,440	2,332
Machinery and equipment	223	185

Total increase in value due to technical revaluation of property, plant and equipment	2,663	2,517

Depreciation of property, plant and equipment was calculated as described in note 1(f) and was as follows:

	As of June 30,
	2006 ThU.S.$	2007 ThU.S.$
Depreciation of:
Property, plant and equipment (excluding land and forests)	86,056	119,591
Technical revaluation	73	73

Total	86,129	119,664

Accumulated depreciation was as follows:

	As of June 30,
	2006 ThU.S.$	2007 ThU.S.$
Accumulated depreciation of:
Property, plant and equipment (excluding land and forests)	2,100,390	2,319,490
Technical revaluation	65,177	65,323

Total	2,165,567	2,384,813

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

6.	PROPERTY, PLANT AND EQUIPMENT, continued

Forests

The cost and the commercial valuation increment of the forests, determined as described in note 1(f), was as follows:

	As of June 30,
	2006 ThU.S.$	2007 ThU.S.$
Cost of forests	969,764	1,083,690
Commercial valuation increment	1,331,239	1,483,769

Total	2,301,003	2,567,459

7.	INVESTMENTS IN RELATED COMPANIES

During the first semester of 2006 and 2007, Arauco did not make any significant investments in related companies.

Taxes on unremitted earnings

Deferred taxes have not been recorded, nor has the investment been adjusted, for taxes that may arise on the distribution or remittance of earnings from investments in related companies as these earnings will either be indefinitely reinvested or will not result in the imposition of additional taxes.

The investments in related companies at each period-end were as follows:

	As of June 30,
	Percentage Participation		Investment Value		Net income of investee
	2006%	2007%	2006 ThU.S.$	2007 ThU.S.$	2006 ThU.S.$	2007 ThU.S.$
Puerto de Lirquén S.A.	20.14	20.14	23,599	25,309	1,025	1,695
Inversiones Puerto Coronel S.A.	50.00	50.00	11,766	13,809	682	1,039
Servicios Corporativos Sercor S.A.	20.00	20.00	1,169	1,420	235	123
Eka Chile S.A.	50.00	50.00	27,080	26,724	(106)	489
Dynea Brasil S.A.	50.00	50.00	17,711	16,392	1,508	1,835

Total			81,325	83,654	3,344	5,181

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

8.	GOODWILL AND NEGATIVE GOODWILL

a)	Negative goodwill as of each period-end was as follows:

	As of June 30,
	2006		2007
	Amortization for the period ThU.S.$	Balance of negative goodwill ThU.S.$	Amortization for the period ThU.S.$	Balance of negative goodwill ThU.S.$
Forestal Cholguán S.A.	1	—	—	—
Arauco Forest Brasil S.A. (ex -L.D. Forest Products S.A.)	1,862	61,373	2,033	57,406
Ecoresin S.A.	688	6,727	6	271
Ecoboard S.A.	394	3,849	10	148
Controladora de Plagas Forestales S.A.	3	—	—	—

Total negative goodwill	2,948	71,949	2,049	57,825

b)	Goodwill as of each period-end was as follows:

	As of June 30,
	2006		2007
	Amortization for the period ThU.S.$	Balance of goodwill ThU.S.$	Amortization for the period ThU.S.$	Balance of goodwill ThU.S.$
Eka Chile S.A.	1,211	3,632	1,211	1,211
Southwoods-Arauco Lumber L.L.C.	150	450	150	150
Forestal Los Lagos S.A.	29	780	28	727
Norwood S.A.	—	—	13	1,007
La Señora del Milagro S.R.L. (*)	—	—	52	2,030

Total goodwill	1,390	4,862	1,454	5,125

(*)	Pursuant to the Chilean Securities Commission’s Circular Letter No. 1697, the Company is conducting additional analyses of some assets that eventually will be added to the currently reported values.

9.	OTHER NON-CURRENT ASSETS

Other non-current assets as of each period-end were as follows:

	As of June 30,
	2006 ThU.S.$	2007 ThU.S.$
Recoverable taxes	18,328	19,541
Bond issue expenses	10,597	11,455
Discounts on bond issues	3,051	2,828
Forestry roads	4,397	10,629
Other	4,450	5,214

Total other non-current assets	40,823	49,667

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

10.	CURRENT BANK BORROWINGS

Current bank borrowings as of period-end were as follows:

	As of June 30,
	2006 ThU.S.$	2007 ThU.S.$
Total outstanding	130,217	152,955
Principal outstanding	129,476	152,153
Weighted average annual interest rate	5.31	5.42

Current bank borrowings were denominated as follows:

	As of June 30,
	2006 ThU.S.$	2007 ThU.S.$
Obligations in foreign currency	130,217	152,802
Obligations in local currency	—	153

Total current bank borrowings	130,217	152,955

11.	CURRENT LIABILITIES

(a)	The following liabilities, excluding bank borrowings, fall due within one year:

	As of June 30,
	2006 ThU.S.$	2007 ThU.S.$
Current portion of bonds	34,468	135,376
Current portion of other long-term liabilities	488	636
Trade accounts payable	144,597	250,799
Accounts and notes payable to related parties	3,157	5,668
Current provisions	55,867	52,196
Sundry accounts payable and other liabilities	60,261	68,222

Total	298,838	512,897

(b)	The percentages of these obligations in foreign and local currency, were as follows at period-end:

	As of June 30,
	2006%	2007%
Foreign currency	57.24	64.85
Local currency	42.76	35.15

Total	100.00	100.00

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

12.	BONDS

Arauco had six series of Yankee Bonds and one series of Rule 144A bonds outstanding as of June 30, 2007.

The balances of the bonds were as follows:

	As of June 30,
	2006 ThU.S.$	2007 ThU.S.$
Current
Yankee Bonds 1st Issue	292	100,292
Yankee Bonds 2nd Issue	4,834	4,834
Yankee Bonds 3rd Issue	8,749	8,749
Yankee Bonds 4th Issue	8,914	8,914
Yankee Bonds 5th Issue	7,304	7,304
Yankee Bonds 6th Issue	4,375	4,375
Rule 144 A Bonds	—	908

Total current (including accrued interest)	34,468	135,376

Long-term
Yankee Bonds 1st Issue	100,000	—
Yankee Bonds 2nd Issue	225,000	225,000
Yankee Bonds 3rd Issue	270,500	270,500
Yankee Bonds 4th Issue	387,000	387,000
Yankee Bonds 5th Issue	300,000	300,000
Yankee Bonds 6th Issue	400,000	400,000
Rule 144A Bonds	—	270,000

Total long-term	1,682,500	1,852,500

Less total accrued interest	34,468	35,376

Total principal outstanding	1,682,500	1,952,500

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

12.	BONDS, continued

These bonds have the following characteristics:

	Yankee Bonds 1st Issue	Yankee Bonds 2nd Issue	Yankee Bonds 3rd Issue	Yankee Bonds 4th Issue	Yankee Bonds 5th Issue	Yankee Bonds 6th Issue	Rule 144A Bonds Issue
Issue date	Dec. 15, 1995	Oct. 3, 1997	Aug. 15, 2000	Sept. 10, 2001	Jul. 9, 2003	April 20, 2005	June 9, 2007

Authorized Amount (nominal)	12 years ThU.S.$ 100,000	12 years ThU.S.$ 100,000	10 years ThU.S.$ 300,000	10 years ThU.S.$ 400,000	10 years ThU.S.$ 300,000	10 years ThU.S.$ 400,000	10 years ThU.S.$ 270,000

20 years ThU.S.$ 125,000

Authorized Amount (outstanding)	12 years ThU.S.$ 100,000	12 years ThU.S.$ 100,000	10 years ThU.S.$ 270,500	10 years ThU.S.$ 387,000	10 years ThU.S.$ 300,000	10 years ThU.S.$ 400,000	10 years ThU.S.$ 270,000

20 years ThU.S.$ 125,000

Issue amount	12 years ThU.S.$ 100,000	12 years ThU.S.$ 100,000	10 years ThU.S.$ 300,000	10 years ThU.S.$ 400,000	10 years ThU.S.$ 300,000	10 years ThU.S.$ 400,000	10 years ThU.S.$ 270,000

20 years ThU.S.$ 125,000

Amounts Authorized but not issued	—	—	—	—	—	—	—

Principal Repayment	December 2007	12 years September 2009 20 years September 2017	August 2010	September 2011	July 2013	April 2015	June 2017

Interest rate (excluding effects of any interest rate swap)	7.00%	12 years 7.20% 20 years 7.50%	8.625%	7.75%	5.125%	5.625%	6.375%

Interest Payment	Semi-annually	Semi-annually	Semi-annually	Semi-annually	Semi-annually	Semi-annually	Semi-annually

As of June 2007, the principal and interest amounts due with respect to these bonds were as follows:

Year	ThU.S.$
2007 (*)	135,376
2008	—
2009	100,000
2010	270,500
2011	387,000
2013	300,000
2015	400,000
2017	395,000

Total	1,987,876

(*)	This amount includes U.S.$35,376 thousand of accrued interest.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

13.	ACCRUED LIABILITIES

(a)	Accrued liabilities were as follows:

	As of June 30,
	2006 ThU.S.$	2007 ThU.S.$
Accrual for staff vacations	8,822	10,573
Plant maintenance accrual	10,188	6,582
Standby letters of credit	417	429
Staff severance indemnities	2,345	1,762
Selling and other transportation costs provisions	5,098	4,764
Electrical expense provision	2,879	5,488
Staff salary and benefits	5,956	2,605
Forestry activity expenses	1,446	977
Pending monthly provisional payments	6,544	7,565
Chlorate Plant provision	1,343	1,726
Services and fees provision	1,482	2,470
Other current liabilities	7,473	7,237
Technical assistance provision	1,874	18

Total accrued liabilities	55,867	52,196

(b)	Liability for staff severance indemnities

The liability for staff severance indemnity payments is shown at its present value as described in note 1(j). The movement in this account was as follows:

	As of June 30,
	2006 ThU.S.$	2007 ThU.S.$
Balance at beginning of period	21,456	23,380
Provision during the period	224	1,959
Provision with charge to assets	18	—
Payments during the period	(437)	(259)

Balance as of period-end	21,261	25,080

	As of June 30,
	2006 ThU.S.$	2007 ThU.S.$
Shown in the balance sheet as:
Current	2,345	1,762
Long-term	18,916	23,318

Total	21,261	25,080

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

14.	LONG-TERM BANK BORROWINGS

(a)	Long-term bank borrowings including accrued interest outstanding at each period-end were as follows:

Bank or financial institution	Denomination	As of June 30, 2006		As of June 30, 2007
		Long-term Portion ThU.S.$	Short-term Portion ThU.S.$	Long-term Portion ThU.S.$	Short-term Portion ThU.S.$
J.P. Morgan-Chase (Argentine Collateral Trust) (1)	U.S.$	150,000	100,081	—	—
Tesoro Argentino (2)	U.S.$	835	822	278	849
Citigroup (Revolving Facility) (3)	U.S.$	240,000	2,109	240,000	1,561
Santander Overseas Bank Inc. (4)	U.S.$	10,800	1,508	8,400	2,715
Banco Alfa	U.S.$	—	4,002	—	—
Banco Alfa	R$	228	96	152	108
Banco Itau	R$	7,855	528	—	9,328
Banco Safra	R$	210	112	112	126
Banco Modal	R$	6,314	730	—	8,074
Banco Sampo	U.S.$	8,184	3,298	4,910	3,290
Banco ABN	U.S.$	1,454	998	485	988
International Finance Corporation	U.S.$	5,000	69	5,000	71
Citibank	U.S.$	—	7,018	—	—
Banco Rio	U.S.$	—	2,001	—	—
Banco do Brasil	R$	—	—	432	2,287

Total long-term bank borrowings		430,880	123,372	259,769	29,397

The weighted average interest rates for long-term foreign currency-denominated debt for the periods ended June 30, 2006 and 2007 were 5.90% and 5.82%, respectively. Arauco enters into interest rate swap agreements to swap certain amounts of its non-U.S. dollar denominated payment obligations for U.S. dollar-denominated payment obligations.

Six-month LIBOR on June 30, 2006 and 2007 was 5.64% and 5.39%, respectively.

(1)	The Argentine subsidiary Alto Paraná S.A. obtained a U.S.$ 250 million loan in order to redeem preferred equity shares. The loan is denominated in U.S. dollars, and has a variable interest rate of LIBOR plus a market spread. Interest payments are due semi-annually and principal is payable in five semi-annual payments, which was prepaid in June 2007.

(2)	Alto Paraná owed an initial aggregate principal amount of U.S.$ 13 million and additional accrued interest payable to the Argentine government in respect of certain loans originally made by Banco Nacional de Desarrollo to Alto Paraná. These loans were originally covered by guarantees issued by the governments of other countries that sought reimbursement from the Argentine government for payment made under these guarantees. The Argentine government renegotiated its debt with the “Paris Club” countries and, pursuant to Resolution 40/95 issued by the Ministry of Economy and Public Works and Services, has extended these terms to the Argentine companies that originally incurred this debt, including Alto Paraná. According to their terms, those Governmental Obligations have been restructured to mature in installments between 1995 and 2008 and accrue interest at a contractual rate of LIBOR plus a spread of up to 0.625%.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

14.	LONG-TERM BANK BORROWINGS, continued

(3)	On August 3, 2004, the Company obtained a syndicated loan for U.S.$ 240 million with a group of banks lead by Citigroup, BBVA, Calyon and Dresdner Kleinwort Wasserstein. The credit is structured as a revolving facility, allowing the Company to borrow, prepay and borrow the committed amount again during the life of the credit facility. Funds will be used for debt refinancing and other corporate purposes.

The term of the credit is five years and the interest rate is LIBOR plus 0.275% if the outstanding amount is less than 50% of the facility, and LIBOR plus 0.30% if the outstanding amount is more than 50% of the facility.

(4)	The subsidiary Forestal Los Lagos S.A. obtained a U.S.$ 12 million loan in order to repay outstanding debt. The loan was denominated in U.S. dollars and had a variable interest rate of LIBOR plus 0.50%. Interest payments are due semi-annually while the loan principal is repayable in seven semi-annually payments, which begin on January 2, 2007.

(b)	Debt distribution

As of June 30, 2006 and 2007, long-term bank borrowings, including both the current portion and interest accrued, were denominated in U.S. dollars and Brazilian reals.

(c)	Maturity of long-term bank borrowings

As of June 30, 2007, the maturities of long-term bank borrowings payable were as follows:

Year	ThU.S.$
2008	84,251
2009	165,718
2010 and thereafter	9,800

Total	259,769

The principal financial covenant contained in the instruments or agreements with respect to such long-term bank borrowings was as follows:

•	The interest coverage ratio must not be less than 2.0.

•	The ratio of debt to consolidated tangible net worth must not be higher than 1.2.

•	Consolidated net worth must not be less than U.S.$ 2,500 million.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

15.	INCOME TAXES

(a)	Taxable income

In accordance with Chilean law, the Company and each of its subsidiaries determine and pay tax on a separate basis and not on a consolidated basis.

On a consolidated basis, Arauco recorded charges for income taxes amounting to U.S.$56,828 thousand and U.S.$67,354 thousand for the periods ended June 30, 2006 and 2007, respectively. Furthermore, Arauco established provisions for U.S.$93 thousand as of June 30, 2006 and U.S.$75 thousand as of June 30, 2007, in accordance with Article 21 of the Income Tax Law. These amounts are shown in “Income tax payable,” net of monthly prepayments and training expenses.

The detail of income tax expense is as follows:

	As of June 30,
	2006 ThU.S.$	2007 ThU.S.$
Income tax	(56,828)	(67,354)
Adjustment to prior year’s tax expense	1,229	1,146
Provisions estimated in accordance with Article No. 21 of the Income Tax Law in Chile	(93)	(75)
Deferred income tax	(12,046)	(23,128)
Amortization of complementary accounts	(86)	(46)
Other charges and credits to the account	—	784

Total Income Tax	(67,824)	(88,673)

(b)	Retained taxable earnings

Shareholders of Chilean corporations are entitled to a tax credit against tax due on dividend distributions to the extent of their allocable share of tax paid by the corporation on such earnings prior to distribution. The retained taxable earnings generated by the Company, along with the related tax credit, if any, that would be available to shareholders on distribution of such amounts, are presented below. Under Chilean tax law, dividend distributions must be made from earnings in years with available credits on a first-in, first-out basis. Remaining tax credits on undistributed earnings as of June 30, 2007 were as follows:

	Retained Earnings		Shareholders’
	With Credit ThU.S.$	Without Credit ThU.S.$	Tax Credit ThU.S.$
Balance as of December 31, 2005	44,720	3,189	9,159
Balance as of December 31, 2006	181,408	2,733	36,799

Total	226,128	5,922	45,958

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

15.	INCOME TAXES, continued

(c)	Deferred taxation

As explained in note 1(h), as of June 30, 2006 and 2007 Arauco recorded accumulated deferred taxes arising from temporary differences as follows:

	As of June 30, 2006
	Deferred tax assets		Deferred tax liabilities
	Current ThU.S.$	Long term ThU.S.$	Current ThU.S.$	Long term ThU.S.$
Allowance for doubtful accounts	2,091	146	—	—
Deferred revenues	992	114	—	—
Accrual for staff vacations	1,328	—	—	—
Production costs	—		8,081	—
Value difference and property, plant and equipment depreciation	—	—	610	126,965
Capitalized expenses	—	—	9,184	15,855
Obsolescence reserve	632	—	—	—
Debt issue and project expenses	—	—	—	3,054
Staff severance indemnities	2,199	1,127	—	—
Tax loss carry forwards	2,949	24,756	—	—
Property, plant and equipment valuation	—	30,049	—	3,713
Accrual for contingencies	253	138	—	—
Plant maintenance accrual	1,275	—	—	—
Argentine peso devaluation	1,972	—	—	—
Other	5,182	810	883	1,684
Leasing assets	130	1,043	405	1,082
Sales provision	2,889	—	—	—

Total	21,892	58,183	19,163	152,353

Complementary accounts, net of accumulated amortization (1)	(2,719)	(4,475)	—	(5,154)
Valuation provision	—	(5,923)	—	—

Total	19,173	47,785	19,163	147,199

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

15.	INCOME TAXES, continued

(c)	Deferred taxation, continued

	As of June 30, 2007
	Deferred tax assets		Deferred tax liabilities
	Current ThU.S.$	Long term ThU.S.$	Current ThU.S.$	Long term ThU.S.$
Allowance for doubtful accounts	3,035	345	—	—
Deferred revenues	90	70	—	—
Accrual for staff vacations	1,550	—	—	—
Production costs	—	—	9,458	—
Capitalized expenses	—	—	9,367	20,568
Value difference and property, plant and equipment depreciation	—	—	482	174,851
Staff severance indemnities	3,010	1,207	—	—
Debt issue and project expenses	—	—	—	5,337
Obsolescence reserve	365	—	—	—
Accrual for contingencies	447	1,396	—	—
Tax loss carry-forwards	2,719	32,205	—	—
Property, plant and equipment valuation	—	560	—	8,537
Plant maintenance accrual	680	—	—	—
Other	5,435	993	495	1,794
Leasing assets	130	899	1,148	770
Sales provision	2,992	—	—	—
Existence value	993	223	—	—

Total	21,446	37,898	20,950	211,857

Complementary accounts, net of accumulated amortization (1)	(2,719)	(38)	—	(6,616)
Valuation provision	—	—	—	—

Total	18,727	37,860	20,950	205,241

(1)	These accounts reverse over the same period as the timing differences that gave rise to them with an average of approximately 15 years.

16.	FORESTRY GRANTS

Forestry grants are included in shareholders’ equity under the account heading “Forestry and other reserves.” These grants are transferred to income at the time of sale of the related finished goods. The Company’s forestry subsidiaries received forestry grants of U.S.$93 thousand during the period ending June 30, 2006 and received forestry grants of U.S.$77 thousand during the period ending June 30, 2007.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

17.	ASSETS AND LIABILITIES DENOMINATED IN LOCAL AND FOREIGN CURRENCY

As of each period-end, Arauco had assets and liabilities denominated in local and foreign currencies. These assets and liabilities are shown at their U.S. dollar equivalent at each period-end.

	Currency	At June 30,
		2006 ThU.S.$	2007 ThU.S.$
Assets
Current Assets:
Cash and banks	U.S.$	12,997	7,950
Cash and banks	Ch$	3,801	5,762
Cash and banks	Ar$	4,393	6,573
Cash and banks	R$	290	236
Cash and banks	Euro	1,487	4,579
Cash and banks	Mx$	2,668	1,431
Cash and banks	Other currencies	553	1,598
Time deposits and marketable securities	U.S.$	105,090	120,653
Time deposits and marketable securities	Ch$	9,060	4,120
Time deposits and marketable securities	R$	28,964	24,113
Time deposits and marketable securities	Euro	35,962	34,624
Time deposits and marketable securities	Ar$	6	6
Trade accounts receivable	U.S.$	294,709	427,288
Trade accounts receivable	Ch$	35,097	46,400
Trade accounts receivable	Ar$	15,810	7,199
Trade accounts receivable	R$	29,055	25,036
Trade accounts receivable	Euro	22,532	8,653
Trade accounts receivable	Mx$	3,726	4,768
Trade accounts receivable	Other currencies	4,873	4,513
Other accounts receivable	U.S.$	10,651	21,549
Other accounts receivable	Ch$	23,333	39,242
Other accounts receivable	Ar$	7,271	16,726
Other accounts receivable	R$	1,824	1,335
Other accounts receivable	Euro	1,830	6,594
Other accounts receivable	Mx$	580	1,222
Other accounts receivable	Other currencies	261	567
Inventories	U.S.$	557,830	671,026
Inventories	Ch$	19,783	8,931
Other current assets	U.S.$	87,652	118,633
Other current assets	Ch$	40,496	81,572
Other current assets	Ar$	22,858	20,794
Other current assets	R$	2,468	4,088
Other current assets	Mx$	1,352	1,152
Other current assets	Euro	3,055	119
Other current assets	Other currencies	2,421	938

Total current assets		1,394,738	1,729,990

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

17.	ASSETS AND LIABILITIES DENOMINATED IN LOCAL AND FOREIGN CURRENCY, continued

	Currency	At June 30,
		2006 ThU.S.$	2007 ThU.S.$
Property, plant and equipment and other assets:
Property, plant and equipment	U.S.$	5,694,346	6,117,594
Property, plant and equipment	Ch$	15,502	21,897
Other assets	U.S.$	37,416	56,779
Other assets	Ch$	12,574	10,040
Other assets	Ar$	20,070	24,842
Other assets	R$	573	990
Other assets	Mx$	—	43
Other assets	Other currencies	38	26

Total property, plant and equipment and other assets		5,780,519	6,232,211

Total assets		7,175,257	7,962,201

	Currency	At June 30,
		2006 ThU.S.$	2007 ThU.S.$
Liabilities
Current liabilities:
Current bank borrowings	U.S.$	130,217	152,802
Current bank borrowings	Ch$	—	153
Current portion of long-term bank borrowings	U.S.$	123,035	9,474
Current portion of long-term bank borrowings	R$	337	19,923
Current portion of bonds	U.S.$	34,468	135,376
Notes and trade accounts payable	U.S.$	41,013	77,812
Notes and trade accounts payable	Ch$	81,763	154,635
Notes and trade accounts payable	Euro	2,390	8,268
Notes and trade accounts payable	Mx$	460	2,014
Notes and trade accounts payable	Other currencies	746	123
Notes and trade accounts payable	R$	354	24
Notes and trade accounts payable	Ar$	17,871	7,923
Other current liabilities	U.S.$	29,645	15,606
Other current liabilities	Ch$	52,281	71,298
Other current liabilities	Euro	494	174
Other current liabilities	Other currencies	539	123
Other current liabilities	R$	19,280	24,424
Other current liabilities	Ar$	16,878	14,465
Other current liabilities	Mx$	656	632

Total current liabilities		552,427	695,249

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

17.	ASSETS AND LIABILITIES DENOMINATED IN LOCAL AND FOREIGN CURRENCY, continued

		At June 30,
	Currency	2006 ThU.S.$	2007 ThU.S.$
Long-term liabilities:
Long-term bank borrowings	U.S.$	416,273	259,073
Long-term bank borrowings	R$	14,607	696
Bonds	U.S.$	1,682,500	1,852,500
Other long-term liabilities	U.S.$	16,284	25,214
Other long-term liabilities	Ch$	97,109	144,950
Other long-term liabilities	Other currencies	6	1
Other long-term liabilities	R$	48,665	52,528
Other long-term liabilities	Ar$	7,710	21,528
Other long-term liabilities	Mx$	148	125

Total long-term liabilities		2,283,302	2,356,615

Total liabilities		2,835,729	3,051,864

18.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

		As of June 30,
Company	Relationship	2006 ThU.S.$	2007 ThU.S.$	Transaction
(a) Current assets
Eka Chile S.A.	Affiliate	2,200	4,148	Accounts receivable
CMPC Maderas S.A.	Indirect	20	24	Accounts receivable
Dynea S.A.	Indirect	—	1,943	Accounts receivable
Forestal Mininco S.A.	Indirect	5	—	Accounts receivable
Fundación Educacional Arauco	Affíliate	133	—	Accounts receivable

Total current assets		2,358	6,115

(b) Current liabilities
Compañía de Petróleos de Chile Copec S.A.	Affiliate of Shareholder	638	2,227	Accounts payable
Puerto de Lirquén S.A.	Affiliate	505	864	Accounts payable
Fantoni S.P.A.	Indirect	1,532	1,623	Accounts payable
Abastible S.A.	Indirect	171	235	Accounts payable
Servicios Corporativos Sercor S.A.	Indirect	16	8	Accounts payable
Sigma S.A.	Indirect	—	4	Accounts payable
Cía. Puerto de Coronel S.A.	Affiliate	292	333	Accounts payable
Cía. Sudamericana de Vapores S.A.	Indirect	—	294	Accounts payable
Forestal del Sur S.A.	Indirect	—	3	Accounts payable
Adm. de Est. de Serv. Serco S.A.	Indirect	—	3	Accounts payable
Entel S.A.	Indirect	3	11	Accounts payable
CMPC Celulosa S.A.	Indirect	—	1	Accounts payable
Fundación Educacional Arauco	Affiliate	—	62	Accounts payable

Total current liabilities		3,157	5,668

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

18.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES, continued

During the periods ended June 30, 2006 and 2007, Arauco had the following related party transactions, higher than U.S.$200 thousand, that affected net income:

	Purchases (sales) Period ended June 30,
	2006 ThU.S.$	2007 ThU.S.$
(a) Compañía de Petróleos de Chile Copec S.A.:
Purchases of fuel	13,043	22,422
(b) Puerto de Lirquén S.A.:
Port services	1,149	3,635
(c) Abastible S.A.:
Purchases of fuel	933	1,742
Other sales	(327)	—
(d) Cía. Puerto de Coronel S.A:
Stockpiling services	918	2,528
(e) Portaluppi, Guzmán y Bezanilla Abogados: Legal advice	408	599
(f) Eka Chile S.A.:
Purchase of sodium chlorate	8,367	18,232
Electricity sale	(10,504)	(10,135)
(g) Forestal del Sur S.A.:
Purchase of wood and timber	911	1,286
Sales of chips	(1,760)	(2,698)
(h) CMPC Celulosa S.A.:
Sales timber	(1,346)	(463)
Purchase timber	949	—
i) Cía. Sud Americana de Vapores S.A.:
Freight services	—	5,018
(j) CMPC Maderas S.A.:
Purchase timber	1,469	713
(k) Dynea Brasil S.A.:
Purchase of chemical products	6,836	15,112
Purchase of melamine paper	2,820	8,927
Services	—	(234)
Other sales	(183)	(208)
(l) Forestal Mininco S.A.:
Sales timber	(1,180)	—
(m) Sodimac S.A.:
Sales timber	(25,325)	(29,270)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

18.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES, continued

	Purchases (sales) Period ended June 30,
	2006 ThU.S.$	2007 ThU.S.$
(n) Cenelca S.A.:
Purchase of electricity	231	—
(o) Codelco Chile: Other purchases	145	436
(p) Colbún S.A.:
Sales of electricity	(137)	(1,683)
(q) Entel S.A.:
Other purchases	170	303

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS

Warranties

Full, unconditional and irrevocable warranty of the Company on behalf of its subsidiary Alto Paraná S.A., in relation to the issuance of Rule 144A Bonds dated as of June 9th, 2007 for the amount of US$270.000.000 due in June, 2017.

Binding bail of the Company on behalf of its subsidiary Arauco Generación S.A. in relation to the construction of a sodium chloride plant of Eka Chile S.A.

Trials or other legal proceedings

A)	The Company is involved in the following proceedings and legal actions regarding the operation of the Valdivia Plant:

1)	Through Exempt Resolution No. 0250 dated April 1, 2004, the Environmental Regional Commission (“COREMA”) opened an investigation in connection with some alleged violations of environmental regulations pursuant to Resolution of Environmental Description No. 279-1998 by the Valdivia Project.

The Company answered the charges before the Commission. Nevertheless, through Resolution No.387 dated May 24, 2004, the Commission resolved, among other things, to (a) fine the Company 900 Monthly Tax Units (“UTM,” a Monthly Tax Unit that is a Chilean inflation-indexed, peso-denominated monetary unit which is set monthly in advance based on the previous month’s inflation rate) (U.S.$55 thousand at June 30, 2007) for failure to comply with the terms and conditions set forth in Sections 2, 11, 12 and 13 of the Resolution of Environmental Description; (b) accept the measures proposed by the Company to mitigate the odor problem, establishing a schedule for the execution of such measures and (c) point out that the industrial waste fluids discharge system of the emergency system must comply with the Evaluating System of Environmental Impact (Law 19,300). The aforementioned Resolution No. 387 was judicially appealed in the Civil Court of Puerto Montt on June 4, 2004, in connection with part of the fine mentioned in clause (a) above, and the Company paid 10% of the total claimed. The case is currently in progress.

2)	Pursuant to the Records of Inspection dated July 8, 2004 and finalized on July 15, 2004, Valdivia’s Department of Health Services began a Sanitary Indictment for the alleged emission of odors at the Valdivia Plant. On July 19, 2004, the Valdivia Plant filed its reply. Through Resolution 1775 dated December 17, 2004, Valdivia’s Department of Health Services resolved to fine Arauco 1,000 UTM (U.S.$62 thousand at June 30, 2007) and established some requirements to be fulfilled by the Company.

On December 27, 2004, Arauco judicially appealed the aforementioned Resolution in the First Civil Court of Valdivia. The matter is currently pending resolution.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

3)	Through Resolution No. 610 dated April 15, 2004 (of which the Company received notice on April 19, 2004), Valdivia’s Department of Health Services fined Arauco 1,000 UTM (U.S.$62 thousand at June 30, 2007), due to odors at the Valdivia Plant. The Company appealed the fine in the appropriate Civil Court of Valdivia, case No. 1151-04 and obtained a favorable resolution from the Civil Court. However, Valdivia’s Department of Health Services judicially appealed the resolution in the Court of Appeals of Valdivia. The matter is currently in progress.

4)	Through Resolution No. 860 dated December 21, 2004, COREMA began sanction proceedings against the Company due to the discharge of refrigeration water at the Valdivia Plant, the disposal of solid waste, the accumulation of spills and the spilling of non-authorized effluents.

On January 11, 2005, Arauco filed its response, and through Resolution No. 182 dated March 15, 2005, COREMA resolved to sanction the Company with 800 UTM (U.S.$49 thousand at June 30, 2007), Arauco appealed that sanction on March 31, 2005 and paid 10% of the total claimed. The case is currently in progress.

5)	Through resolution dated April 22, 2005, the Regional Ministerial Secretary of Health (the “Health SEREMI”) fined Arauco 1,000 UTM (U.S.$62 thousand at June 30, 2007), due to a fatal accident involving an employee in January 2005. The Company appealed the fine in the Second Civil Court of Valdivia, through case No. 785-2005, which is currently in progress.

6)	Through Resolution No. 17 dated January 18, 2005, COREMA began sanction proceedings against the Company due to an alleged increase in the capacity of the plant, an increase of additional discharge waters into the Cruces River, a lack of compliance with the quality and emission guidelines for fluid waste, a lack of compliance with the required measurement of TRS gas and a lack of compliance with other measurement parameters. The Company filed its appeal last January 31, 2005.

Through Resolution No. 197 dated March 18, 2005, COREMA fined Arauco 1,400 UTM (U.S.$86 thousand at June 30, 2007). Arauco appealed that sanction and paid the required percentage of the total claimed. The case is currently in progress, through case No. 777-05

7)	Through Resolutions 3300 and 3301 dated December 20, 2004, the Superintendent of Sanitary Services began sanction proceedings against the Company due to the Company exceeding the guidelines of the Resolution on Environmental Description, approved by the Study of Environmental Impact regarding the total emission of phosphate and temperature.

Through Resolution 290 dated January 26, 2005, the Superintendent of Sanitary Services fined Arauco 200 Annual Tax Units (“UTA”, an Annual Tax Unit that is a Chilean inflation-indexed, peso-denominated monetary unit which is set monthly in advance based on the previous month’s inflation rate)(U.S.$148 thousand at June 30, 2007). This Resolution was judicially appealed on February 9, 2005 in the appropriate Civil Court of Santiago, which rejected the complaint. The resolution was appealed in the Appeal Court, and the matter is currently in progress.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

8)	Several complaints have been filed with the Warranty Court of Valdivia, due to alleged violations in connection with the operations of the Valdivia Plant. All the complaints are being addressed through a single investigation. The complaints charge alleged violations set forth in Article 291 of the Penal Code, Article 136 of the Fishing Law and Article 38 of the National Monuments Law. The investigation is currently in progress in the appropriate District Attorney’s office. In the opinion of the management, based on the reports of its legal counsel, the evidence in the investigation does not credit responsibility to the Company for these events.

9)	On April 27, 2005, the State of Chile Defense Committee filed an indemnity demand against the Company in the First Civil Court of Valdivia for environmental harm and indemnities. The Company filed its response, and the matter is currently in progress.

10)	Through Resolution 1755 dated June 24, 2005, the Superintendent of Sanitary Services began a sanction proceeding against the Company for exceeding emissions standards regarding temperature, suspended solid waste, arsenic, total phosphorus, hexavalente chrome, molybdenum and nickel. On July 11, 2005, the Company filed its response to the Superintendent. Nevertheless, on December 26, 2005, the Superintendent resolved to sanction the Company with a fine of 400 UTA (U.S.$296 thousand at June 30, 2007). The Company has appealed the decision, and the matter is currently in progress.

11)	On January 25, 2006, the Health SEREMI commenced a sanitary proceeding with regard to a fatal accident in January 2006 involving an employee of a contractor working in the Valdivia project. The proceeding is currently pending resolution.

12)	As a result of a complaint regarding odors perceived by some citizens of the city of Valdivia on May 19, 2007, the Sanitary Authority initiated a sanitary investigation against Planta Valdivia. Arauco presented their responses dated May 28, 2007 and the matter is pending final resolution.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

B)	Arauco is subject to the following legal actions and proceedings affecting its Arauco Plant:

1)	On August 23, 2004, Arauco’s Department of Health Services began a sanitation investigation based on the nuisance caused by a turpentine spill at the Arauco Plant. Through a Resolution dated November 8, 2004, Arauco’s Department of Health Services resolved to fine the Company 1,000 UTM (U.S.$62 thousand at June 30, 2007).

This Resolution was judicially appealed on November 17, 2004 before the Court of Lebu, and is currently pending resolution.

2)	On June 7, 2005, individuals and associations related to small-scale fishers in Laraquete and Arauco filed a criminal complaint in Warranty Court for violation of Article 136 of the Fishing Law relating to potential harm to the fishing resources in the area of the Arauco Plant. The investigation is in progress in the District Attorney’s office, which requested that there be a definitive stay of proceedings on the case. On the other hand, the plaintiffs have demanded the enforcement of the accusation. Both matters shall be treated in court on August 16, 2007 in the Arauco Security Court. It is the opinion of the management, based on the reports of its legal counsel, that the evidence in the investigation does not credit responsibility to the Company for the events, which has been ratified by the Public Ministry’s application to suspend the matter indefinitely.

C)	Arauco is subject to the following legal actions and proceedings affecting its Nueva Aldea Forestry Industrial Complex:

1)	On April 8, 2005, several appeal claims were filed against the Resolution on Environmental Qualification of the Project of New Works and Updates of the Itata Forestry Industrial Complex, which had been approved on March 10, 2005. The aforementioned appeals were filed by individuals who participated in the development of the Study on Environmental Impact, with the participation of citizens. On May 4 and May 31, 2005, respectively, the Company and the Regional Environmental Commission of the Eighth Region informed the public about the appeals, which are currently in progress

2)	On December 15, 2005, the Health SEREMI commenced a sanitary proceeding with regard to an accident involving the exposure of three employees of Echeverría Izquierdo Montajes Industriales, S.A., while handling the equipment owned by a subcontractor of Echeverría Izquierdo Montajes Industriales, S.A. The Company was required to appear in the proceeding and submitted all required paperwork. Through Resolution 2810, dated June 29, 2006, the SEREMI resolved to sanction various companies, including Arauco, which the SEREMI fined 300 UTM. Arauco subsequently presented an appeal to the sanction before the court of Concepción. The proceeding is currently in progress.

3)	At the end of March 2006, several appeal claims were presented against the Resolution on Environmental Qualification of the Project of New Works and Updates of the Nueva Aldea Forestry Industrial Complex, which were approved on February 20, 2006. The appeals were filed by individuals who participated in the development of the Environmental Impact Study, with the participation of other Chilean citizens. On May 31, 2006, the company informed the Executive Committee of the CONAMA about the appeals. The proceedings are currently in progress.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

4)	On December 27, 2006, a dispute was presented by relatives of Mr. Pablo Reyes Cerda, a former employee of a contracting company of the Nueva Aldea Forestry Industrial Complex, who died on November 24, 2006, relating to his alleged homicide. The State Prosecutor of Quirihue is carrying out the investigation. In the opinion of the management, based on the reports of its legal counsel, the evidence in the investigation does not credit responsibility to the Company for these matters.

5)	In October of 2006, Mr. Héctor Manuel Rabanal Baeza filed charges with the corresponding Prosecutor for damages to private property. The complaint alleges damages were caused by operations of the Pulp Plant of the Forestry Industrial Complex of Nueva Aldea. The corresponding Prosecutor is carrying out the investigation. In the opinion of the management, based on the reports of its legal counsel, the evidence in the investigation does not credit responsibility to the Company for these matters.

6)	According to the Inspection Records dated June 11, 2007, the Sanitary Authority requested that a Company representative present the files previously mentioned referring to an alleged event of odors ocurring on the same date. The proceeding is currently ongoing.

7)	On March, 9 2007, Mr. Andrés Cáceres Lorca, in representation of don Eduardo Alberto Schwencke Balde and of the Hydro Power Company, submitted a claim for an alleged usurpation of the right to explore underground waters. The State Prosecutor of Quirihue is conducting the investigation. In the opinion of the management, based on the reports of its legal counsel, the evidence in the investigation does not credit responsibility to the Company for these matters.

D)	Arauco is subject to the following legal actions and proceedings affecting its Constitución Plant:

1)	On January 24, 2006, the Company was notified of a claim for an injunction brought by Alvaro Santa María Prieto and Alejandro Lagos Letelier in the Court of Constitucion, seeking to modify the Company’s activities in the area with respect to air quality control guidelines. In the opinion of the management, based on the reports of its legal counsel, the factual information available to us, this complaint lacks merit.

E)	Celulosa Arauco y Constitución S.A. has the following legal actions and proceedings affecting its Pulp Plant of Licancel:

1)	Dated June 16, 2007, a Recourse of Protection against the Company was submitted befote the Appeals Court of Talca by Mrs. Ana María Lepe Céspedes, acting as President of the Community Organization Participa on behalf of Juan Poblete and other natural individuals (file number 789-07), regarding the spill in the Celulos Plant Licancel to the Matiquito River on June 5th, 2007.

In the same recourse, it is requested an order to not innovate, in the sense of ordering to suspend the discharge of industrial liquid responses or waters in the Matiquito River or in any other waterway, superficial or underground, of the Licanten community or their sorroundings, until the corresponding authority and the Court conclude the investigation related to the case and all the necessary means are taken to prevent any damage to the environment and to the rights of the complainants. Said order of not innovating was granted by the Court on June 21, 2007 and modified on June 28, 2007.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

To the above-mentioned recourse was added another presented by Ms. Ana Maria Lepe Cespedes, also acting as President of the Community Organization Participa and on behalf of the same naturals. The recourse was presented in virtue of the rupture of ducts of which she would have had knowledge on June 19, 2007 by virtue of which a spill of industrial liquid responses would have been produced to the Mataquito River.

The Company informed the Court on July 11, requesting this resource to be denied.

2)	On February 5, 1993 and July 21, 1994 it was requested to the General Direction of Waters (DGA) on behalf of the antecesor in the case of the Planta de Celulosa Licancel (Licancel S.A.) authorization for the construction of corresponding projects to the fluent lagoon (Effluent Treatment Dam), the fresh water lagoon (Regulation for the storage of Water), botocama (projects for capturing waters) and the difuser (projects for the difusion of effluents) of said plant. After a long process that included the interposition of a resource of reconsideration, the applications were denied dated as of June 19, 2007 (Resolution 1415). In the above referenced matter, a resource was presented on July 19, 2007 requesting before the respective Appeals Court that, amongst other aspects, Resolution 1415 dated June 19, 2007 to be reversed.

3)	According to the Inspection Act number 996 dated June 9, 2007, signed by Mr. Hector Leal Núñez, functionary of the Health SEREMI of the VII Region of the Maule, in consideration of the sanitary risk and the inminent health danger for the population, the functioning of the Celulosa Plant Licancel was prohibited as an emergency preventative measure. This suspension was ratified by resolution N° 1281 of June 12, 2007 of the Health SEREMI of the mentioned Region, that indicates that the suspension period will be of thirty business days and/or until said Sanitary Authority declares that there is no sanitary risk and imminent danger for the health of the population and the Company has solved the infractions to the sanitary and environmental norms to date. The Company’s responses, in relation to the sanitary Indictment (RIT Nº 472-2007) initiated in virtue of the above-mentioned Inspection Act were presented dated June 15, 2007.

4)	By the Inspection Act Nº 3851 dated as of June 5, 2007 the Sanitary Authority of the Maule Region initiated a sanitary Indictment regarding the death of fish in the Matiquito River detected on June 5, 2007 that was attributed to spilling of industrial liquids from the Licancel Plant. The Company presented its responses at the Lincancel Office of the Health SEREMI of the Maule Region dated June 12, 2007.

5)	According to the Inspection Act number 1143 of June 5, 2007, the Sanitary Authority intiated a sanitary indictment (Rit 499-2007), due to the confirmation that on the level of the discharge sector of the industrial liquid treatment pool there was a quote difference of 0.40 meters in the past 24 hours. The responses of the Company were presented on June 20 to the Health SEREMI of the de Maule Region.

6)	The Sanitary Indictment (Rit 489-2007) initiated by the Sanitary Authority, according to the Inspection Act number 1150 of June 18, 2007 was initiated regarding leaking of industrial liquid on the ground and the draining to the Louders Channel and the Mataquito River, the creation of chip movement in the collection area and movement of these to such patio since it would result in an infraction to the current operational prohibitions.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

Responses were presented on June 22, 2007, date of the citation, and date on which investigations were also conducted resulting in the need for new factual declarations.

7)	Sanitary Indicment (Rit Nº 535-2007) initiated by the Sanitary Authority, according to the Inspection Act No 1153 dated June 21, 2007, regarding the funcioning of a Black Liquor (Licor Negro) pool that would infringe the current operational prohibitions, disposing the immediate detention of the process and if necessary, the withdrawal and moving of the product, preventing any effect on the community, enviroment or workers health. The Company presented its responses but on July 13 the Health SERMI imposed a fine for 1000 UTM and kept the functioning prohibition for a total of 60 business days until they obtain a favorable report from the Sanitary Authority. On July 20, 2007 Arauco presented a reposition resource to the Health SEREMI of the Maule Region with the purpose of leaving the July 13 resolution without effect.

8)	Pursuant to Resolution N° 1768, dated June 7, 2007, the Superintendency of Sanitary Services ordered the Company, amongst other things, the suspension of discharges to the Lincancel Plant to Mataquito River until, given the permanent compliance of the corresponding norms governing the discharges, said Superintendent authorizes to proceed with the discharges.

9)	Pursuant to Resolution N° 1828 dated June 13, 2007, the Sanitary Services Superintendent initiated an administrative sanctioning process against the Company regarding the surpassing of the maximum levels allowed for the pH parameters and suspended solids. The Company presented its responses within the time established in the resolution, which was June 25, 2007.

Pursuant to a resolution dated June 26, 2007 the Sanitary Services Superintendent resolved to amplify the charges included in resolution 1828. 17.

Arauco presented its respective responses dated as of July 17, 2007.

10)	The Public Ministery initiated an investigation related to the death of fish above-mentioned, to which complaints presented by both public and private entibies were accumulated. The investigation is being led by part of the prosecutor’s office of Licanten (Ruc 0700427552-1).

According to the Inspection Act Nº 1155, dated July 10, 2007, the black liquor pool had been functioning; however, the movement of trucks with pieces of pine during the loading and unloading process would have been observed, and the presence of loaded trucks in the sector west of the aviation field would have also been observed. Pursuant to this, the Company was requested to present their responses regarding the sanitary indictment, which was done on July 20, 2007.

The Company is not currently involved in any other court proceedings or any other legal actions that could significantly affect its financial, economic or operational conditions.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

Other contingencies

The Electricity and Fuel Superintendent imposed sanctions on Arauco’s subsidiary Arauco Generación S.A. for alleged deficiencies in the Central Interconnected System. Arauco Generación S.A. is appealing these sanctions in the Court of Justice and with the Superintendent, and the matter is currently pending resolution. The amounts of the fines in question reach Ch$113,594 thousand (U.S.$217 thousand), and have been recorded in the consolidated financial statements.

As of June 30, 2007, the Company was not involved in any other court proceedings or any other legal actions that could significantly affect its financial, economic or operational conditions.

Restrictions

A)	Due to the liabilities presented in the categories of banks borrowings and bonds, there are certain financial restrictions with which Arauco must comply. Non-compliance could result in these debts becoming fully payable upon demand.

The minimum financial restrictions are:

(i) the ratio of debt to consolidated tangible net worth must not be greater than 1.2;

(ii) consolidated net worth must not be less than U.S.$ 2,500 million; and

(iii) the interest coverage ratio must not be less than 2.0.

Arauco’s Argentine subsidiary Alto Paraná S.A., due to its obligations with Rule 144A, must comply with the following ratios:

(i) the total financial liabilities (excluding Rule 144A debt) must not be greater than 65% of its shareholders’ equity plus the debt with JPMorgan Chase; and

(ii) the ratio between EBITDA and excluded interests generated by the debt with Rule 144A cannot be less than 1.75.

Both Arauco and its subsidiary Alto Paraná S.A. have complied with these restrictions as of June 30, 2007.

B)	An agreement of Wood Supply and Future Land Purchases entered into by Celulosa Arauco y Constitución S.A. and a contract of Forestry Administration entered into by certain of Arauco’s forestry subsidiaries, both with the Fondo de Inversión Bío Bío, pursuant to which Arauco is subject to the following minimum financial restrictions. Failure to meet these restrictions could result in the purchase in advance of future obligations.

(i) the ratio of debt to consolidated tangible net worth must not be greater than 1.2;

(ii) consolidated net worth must not be less than U.S.$ 2,500 million; and

(iii) the interest coverage ratio must not be less than 2.0.

Pursuant to the agreement of Wood Supply between Arauco and the Fondo de Inversiones Bio Bio, Arauco would be required to advance the future purchases of wood (in part or entirely, depending on the situation) if the Fondo Bío Bío, in the event of “Significant Adverse Event”, as defined by the agreement, cannot meet its financial obligations with its own resources.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

20.	SHAREHOLDERS’ EQUITY

The movements in the capital and reserve accounts for each of the periods ended June 30, 2006 and 2007 are as follows:

June 30, 2006	Paid-in capital ThU.S.$	Share premium ThU.S.$	Forestry and other reserves ThU.S.$	Retained earnings from prior years ThU.S.$	Interim dividends ThU.S.$	Net Income for the Period ThU.S.$	Total ThU.S.$
Balance as of December 31, 2005	347,551	5,625	1,475,904	2,051,069	(69,343)	438,296	4,249,102
Prior year income allocation	—	—	—	438,296	—	(438,296)	—
Dividend paid	—	—	—	(172,335)	69,343	—	(102,992)
Forestry reserve	—	—	(83,416)	—	—	—	(83,416)
Forestry reserve of consolidated subsidiaries to subsidiaries	—	—	(783)	—	—	—	(783)	) )
Conversion adjustment related to subsidiaries	—	—	(3,295)	—	—	—	(3,295)
Net income for the period	—	—	—	—	—	267,857	267,857

Balance as of June 30, 2006	347,551	5,625	1,388,410	2,317,030	—	267,857	4,326,473

June 30, 2007	Paid-in capital ThU.S.$	Share premium ThU.S.$	Forestry and other reserves ThU.S.$	Earnings from prior years ThU.S.$	Interim dividends ThU.S.$	Net Income for the Period ThU.S.$	Total ThU.S.$
Balance as of December 31, 2006	347,551	5,625	1,631,736	2,317,030	(89,758)	619,421	4,831,605
Prior year income allocation	—	—	—	619,421	—	(619,421)	—
Dividend paid	—	—	—	(260,231)	89,758	—	(170,473)
Forestry reserve	—	—	(88,111)	—	—	—	(88,111)
Forestry reserve of consolidated subsidiaries to subsidiaries	—	—	(850)	—	—	—	(850)
Conversion adjustment related to subsidiaries	—	—	2,191	—	—	—	2,191
Adjustment of the previous year related to subsidiaries	—	—	—	(22,241)	—	—	(22,241)
Net income for the period	—	—	—	—	—	346,269	346,269

Balance as of June 30, 2007	347,551	5,625	1,544,966	2,653,979	—	346,269	4,898,390

The number of shares authorized, issued and outstanding as of June 30, 2006 and 2007 was 113,152,446. The Company’s shares are of a single series without a fixed nominal value.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

21.	OTHER NON-OPERATING INCOME

Other non-operating income was as follows:

	As of June 30,
	2006 ThU.S.$	2007 ThU.S.$
Indemnity for forests acquired	—	2,556
Reimbursement of customs duties	2,606	2,600
Rental income	125	628
Insurance recoveries	261	388
Sale of materials and others	10	117
Utility other sales	66	938
Tax reimbursement	86	211
Gain on sale of fixed assets	221	—
Other income	1,684	1,710

Total other non-operating income	5,059	9,148

22.	OTHER NON-OPERATING EXPENSES

Other non-operating expenses were as follows:

	As of June 30,
	2006 ThU.S.$	2007 ThU.S.$
Other depreciation and amortization	291	400
Write-off of damaged forest	406	2,246
Donations	266	373
Project expenses	495	1,131
Provision for uncollectible accounts receivable	376	229
Legal expenses	92	114
Taxes	1,878	1,706
Sales expenses adjustment for the previous year	118	1,545
Write-off of inventory	244	617
Services and honoraries	—	405
Fines	—	330
Other expenses	2,110	2,991
Indemnities	136	8

Total other non-operating expenses	6,412	12,095

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

23.	MINORITY INTEREST

The equity value corresponding to the minority shareholders’ interest in the Company’s subsidiaries was as follows:

	As of June 30,
	2006 ThU.S.$	2007 ThU.S.$
Alto Paraná S.A.	196	170
Forestal Arauco S.A.	1,719	1,840
Forestal Cholguán S.A.	4,837	5,083
Controladora de Plagas Forestales S.A.	201	172
Forestal Los Lagos S.A.	4,824	4,838
Flooring S.A.	1,278	(156)

Total	13,055	11,947

Income corresponding to the minority shareholders’ interest in the Company’s subsidiaries was as follow:

	As of June 30,
	2006 ThU.S.$	2007 ThU.S.$
Alto Paraná S.A.	(8)	(6)
Forestal Arauco S.A.	(38)	(24)
Forestal Cholguán S.A.	(98)	(80)
Controladora de Plagas Forestales S.A.	(20)	16
Forestal Los Lagos S.A.	133	59
Flooring S.A.	32	266

Total	1	231

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

24.	SANCTIONS

From the Chilean Securities Commission

During the periods ended June 30, 2007 and 2006, neither the Company nor any of its Directors or Executives has received sanctions from the Chilean Securities Commission.

From other administrative authorities

1)

Through Resloution Nº 177, dated February 15, 2007, the COREMA of the 10th Region, resolved to initiate proceedings against Celulosa Arauco y Constitución S.A., in connection with the project Definitive Works of the Emergency Spills Lagoon of the Valdivia Plant.

The proceedings started by virtue of a potential breach of contract with regard to certain conditions established in the COREMA Resolution Nº 763 that environmentally affected the above-referenced project. The breach would be related to the volume of outflows reaching the lagoon upon completion of the Tracking Plan of the project, the maintenance of a given volume of water in this lagoon and the Monitoring Plan that applies to it.

The Company presented its response on March 2, 2007. However, through Resolution Nº 467 dated June 13, 2007, COREMA resolved to sanction the Company.

2)	According to the Inspection Act Nº 235 of September 25, 2006, the Sanitary Authority of the Seventh Region began a sanitary investigation against the company, investigating whether the monitoring system for TRS gases from their clay ovens and boilers has the necessary Sanitary Authority approval required by DS 167. The company presented its responses, following the investigatory proceedings. However, pursuant to Sanitary Sentence Nº 72 of April 3, 2007, the SEREMI of the Seventh region resolved to sanction the Company.

3)

According to Inspection Act Nº 670 of September 14, 2006, the Sanitary Authority of the Seventh Region began a sanitary investigation against the company, investigating whether the monitoring system for TRS gases required by DS 167 has the required approval. The company appropriately presented its responses. Regardless, due to Sanitary Sentence Nº 71 dated April 3, 2007, the SEREMI of the 7th region resolved to sanction the Company.

4)	As a result of a complaint regarding odors perceived by a group of citizens in the city of Valdivia on May 19, 2007, the Sanitary Authority initiated a sanitary investigation against Planta Valdivia. Arauco presented their responses dated May 28, 2007 and the matter is pending final resolution.

5)	According to the Inspection Act of June 11 2007, the Sanitary Authority requested a representative of the New Planta Aldea of the Company with the purpose of presenting the files refering to an alleged event of odors that ocurred on the same date. The matter is pending final resolution.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

24.	SANCTIONS, continued

6)	According to the Inspection Act number 996 dated June 9, 2007, signed by Mr. Hector Leal Núñez, functionary of the Health SEREMI of the Seventh Region of the Maule, in consideration of the sanitary risk and the inminent health danger for the population, the functioning of the Celulosa Plant Licancel was prohibited as an emergency preventative measure. This suspension was ratified by resolution N° 1281 of June 12, 2007 of the Health SEREMI of the mentioned Region, that indicates that the suspension period will be of thirty business days and/or until said Sanitary Authority declares that there is no sanitary risk and imminent danger for the health of the population and the Company has solved the infractions to the sanitary and environmental norms to date. The Company’s responses, in relation to the sanitary Indictment (RIT Nº 472-2007) initiated in virtue of the above-mentioned Inspection Act were presented as of June 15, 2007.

7)	By the Inspection Act Nº 3851 dated as of June 5, 2007 the Sanitary Authority of the Maule Region initiated a sanitary Indictment regarding the death of fish in the Mataquito River detected on June 5, 2007 that was attributed to spilling of industrial liquids from the Licancel Plant. The Company presented its responses at the Licancel Office of the Health SEREMI of the Maule Region dated June 12, 2007.

8)	According to the Inspection Act number 1143 of June 5, 2007, the Sanitary Authority intiated a sanitary Indictment (Rit 499-2007), due to the confirmation that on the level of the discharge sector of the industrial liquid treatment pool there was a quote difference of 0.40 meters in the past 24 hours. The responses of the Company were presented on June 20 to the Health SEREMI of the de Maule Region.

9)	The Sanitary Indictment (Rit 489-2007) initiated by the Sanitary Authority, according to the Inspection Act number 1150 of June 18, 2007 was initiated regarding leaking of industrial liquid on the ground and the draining to the Louders Channel and the Mataquito River, the creation of chip movement in the collection area and movement of these to such patio which would result in an infraction to the current operational prohibitions.

Requested to present responses, these were presented on June 22, date of the citation, in which also research was completed and new antecedents were required.

10)	Sanitary Indicment (Rit Nº 535-2007) initiated by the Sanitary Authority, according to the Inspection Act No 1153 dated June 21, 2007, regarding the funcioning of a Black Liquor (Licor Negro) pool that would infringe the current operational prohibitions, disposing the immediate detention of the process and if necessary, the withdrawal and moving of the product, preventing any effect on the community, enviroment or workers health. The Company presented its responses but on July 13 the Health SERMI imposed a fine for 1000 UTM and kept the functioning prohibition for a total of 60 business days until they obtain a favorable report from the Sanitary Authority. On July 20, 2007 Arauco presented a reposition resource to the Health SEREMI of the Maule Region with the purpose of leaving the July 13 resolution without effect. .

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

24.	SANCTIONS, continued

11)	Pursuant to Resolution N° 1828 dated June 13, 2007, the Superintendent of Sanitary Services initiated an administrative sanctioning process against the Company regarding the exceeding of the maximum levels allowed for the pH parameters and suspended solids. The Company presented its responses within the time established in the resolution, which was June 25, 2007.

Pursuant to a resolution dated June 26, 2007 the Sanitary Services Superintendent resolved to amplify the charges included in resolution 1828. The respective responses were presented on July 17.

12)	According to the Inspection Act Nº 1155, dated July 10, 2007, the black liquor pool had been functioning; however, the movement of trucks with pieces of pine during the loading and unloading process would have been observed, and the presence of loaded trucks in the sector west of the aviation field would have also been observed. Pursuant to this, the Company was requested to present their responses regarding the sanitary indictment, which will be completed in the corresponding opportunity.

13)	Pursuant to resolution Nº 69 dated March 30, 2007, the Health SEREMI of the Maule Region, applied a fine of 200 UTM to the Company, for an infraction in the sanitary and environment conditions in certain work places in the Constitition Plant.

14)	Pursuant to resolution Nº 705/8063, notified to the Company on April 12, 2007, the Consitutional Inspection of Communal Labor applied a fine of 140 UTM for an infraction to the Labor Code. The fine was appealed to the Talca Labor Court and the proceding is currently in progress.

15)	Pursuant to resolution 7942/07/012-1, dated February 2, 2007, the Labor Inspection of Valdivia applied a fine equivalent to 21 UTM to the Company for an infraction to certain laboral security conditions in the Valdivia Plant.

16)	On December 15, 2005, the Health SEREMI commenced a sanitary proceeding with regard to an accident involving the exposure of three employees of Echeverría Izquierdo Montajes Industriales, S.A., while handling the equipment owned by a subcontractor of Echeverría Izquierdo Montajes Industriales, S.A. The Company was required to appear in the proceeding and submitted all required paperwork. Through Resolution 2810, dated June 29, 2006, the SEREMI resolved to sanction various companies, including Arauco, which the SEREMI fined 300 UTM. Arauco subsequently presented an appeal to the sanction before the court of Concepción. The proceeding is currently in progress.

17)	Through Exempt Resolution No. 0250 dated April 1, 2004, the Environmental Regional Commission (“COREMA”) opened an investigation in connection with some alleged violations of environmental regulations pursuant to Resolution of Environmental Description No. 279-1998 by the Valdivia Project. The Company answered the charges before the Commission. Nevertheless, through Resolution No.387 dated May 24, 2004, the Commission resolved, among other things, to (a) fine the Company 900 Monthly Tax Units for failure to comply with the terms and conditions set forth in Sections 2, 11, 12 and 13 of the Resolution of Environmental Description; (b) accept the measures proposed by the Company to mitigate the odor problem, establishing a schedule for the execution of such measures and (c) point out that the industrial waste fluids discharge system of the emergency system must comply with the Evaluating System of Environmental Impact (Law 19,300).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

24.	SANCTIONS, continued

The aforementioned Resolution No. 387 was judicially appealed in the Civil Court of Puerto Montt on June 4, 2004, in connection with part of the fine mentioned in clause (a) above, and the Company paid 10% of the total claimed. The case is currently in progress.

18)	Pursuant to the Records of Inspection dated July 8, 2004 and finalized on July 15, 2004, Valdivia’s Department of Health Services began a Sanitary Indictment for the alleged emission of odors at the Valdivia Plant. On July 19, 2004, the Valdivia Plant filed its reply. Through Resolution 1775 dated December 17, 2004, Valdivia’s Department of Health Services resolved to fine Arauco 1,000 UTM and established some requirements to be fulfilled by the Company.

On December 27, 2004, Arauco judicially appealed the aforementioned Resolution in the First Civil Court of Valdivia, who by definite sentence dated September 2, 2006 rejected the claim, and it was appealed to the Valdivia Court of Appeals. On June 4, 2007, the latter court resolved to partially accept the appeal, thus reducing the fine to a final amount of 200 UTM.

However, the Health Service of Valdivia, now known as the Sanitary Authority, deduced a recourse, which shall be decided by the Supreme Court.

19)	Through Resolution No. 610 dated April 15, 2004 (of which the Company received notice on April 19, 2004), Valdivia’s Department of Health Services fined Arauco 1,000 UTM, due to odors at the Valdivia Plant. The Company appealed the fine in the appropriate Civil Court of Valdivia, case No. 1151-04 and obtained a favorable resolution from the Civil Court. However, Valdivia’s Department of Health Services judicially appealed the resolution in the Court of Appeals of Valdivia. The Court of Valdivia revoked the failure of first instance ratifying the precedence of the fines on June 30, 2006., failure against which abrogation was recurred to the Supreme Court, Rol Nº 3743-2006. The matter is currently in progress.

20)	Through Resolution No. 860 dated December 21, 2004, COREMA began sanction proceedings against the Company due to the discharge of refrigeration water at the Valdivia Plant, the disposal of solid waste, the accumulation of spills and the spilling of non-authorized effluents.

On January 11, 2005, Arauco filed its response, and through Resolution No. 182 dated March 15, 2005, COREMA resolved to sanction the Company with 800 UTM, Arauco appealed that sanction on March 31, 2005 and paid 10% of the total claimed. The case is currently in progress.

21)	Through resolution dated April 22, 2005, the Regional Ministerial Secretary of Health (the “Health SEREMI”) fined Arauco 1,000 UTM due to a fatal accident involving an employee in January 2005. The Company appealed the fine in the Second Civil Court of Valdivia, through case No. Rol 785-2005, which is currently under process of notification.

22)	Through Resolution No. 17 dated January 18, 2005, COREMA began sanction proceedings against the Company due to an alleged increase in the capacity of the plant, an increase of additional discharge waters into the Cruces River, a lack of compliance with the quality and emission guidelines for fluid waste, a lack of compliance with the required measurement of TRS gas and a lack of compliance with other measurement parameters. The Company filed its appeal last January 31, 2005. Through Resolution No. 197 dated March 18, 2005, COREMA fined Arauco 1,400 UTM. Arauco appealed that sanction and paid the required percentage of the total claimed. The case is currently in progress under the Civil Court of Puerto Montt.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

24.	SANCTIONS, continued

23)	Through Resolutions 3300 and 3301 dated December 20, 2004, the Superintendent of Sanitary Services began sanction proceedings against the Company due to the Company exceeding the guidelines of the Resolution on Environmental Description, approved by the Study of Environmental Impact regarding the total emission of phosphate and temperature.

Through Resolution 290 dated January 26, 2005, the Superintendent of Sanitary Services fined Arauco 200 Annual Tax. This Resolution was judicially appealed on February 9, 2005 in the appropriate Civil Court of Santiago, which rejected the complaint. The resolution was appealed in the Appeal Court, and the matter is currently in progress.

24)	Through Resolution 1755 dated June 24, 2005, the Superintendent of Sanitary Services began a sanction proceeding against the Company for exceeding emissions standards regarding temperature, suspended solid waste, arsenic, total phosphorus, hexavalente chrome, molybdenum and nickel. On July 11, 2005, the Company filed its response to the Superintendent. Nevertheless, on December 26, 2005, the Superintendent resolved to sanction the Company with a fine of 400 UTA. The Company has appealed the decision, and the matter is currently in progress.

25)	On August 23, 2004, Arauco’s Department of Health Services began a sanitation investigation based on the nuisance caused by a turpentine spill at the Arauco Plant. Through a Resolution dated November 8, 2004, Arauco’s Department of Health Services resolved to fine the Company 1,000 UTM.

This Resolution was judicially appealed on November 17, 2004 before the Court of Lebu, and is currently pending resolution.

26)	Through resolution Nº 1114 dated June 30, 2005, the Superintendency of Electricity and Fuel applied a fine of 70 UTA to Arauco Generation S.A., for the interruption of electricity that affected the Central Intercommunication System on November 7, 2003. This fine is being appealed to said Superintendency.

27)	The Commission of Electricity and Fuels, in Exempt Resolution No. 809 dated April 27, 2004, a fine of 70 UTA on Arauco Generación S.A. in its capacity as a member company of the Load Economic Dispatch Center – Central Interconnected System, for not coordinating to preserve the safety of the electric system, as found in the Central Interconnected System’s investigation of the general failure that occurred on January 13, 2003. The fine is currently being appealed.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

24.	SANCTIONS, continued

28)	The Superintendency of Electricity and Fuel, through Resolution Nº 633, dated April 27, 1999 applied an administrative fine to Arauco Generation S.A., for deficiencies presented in the Interconected Central System and the CDEC-SIC, for a total of 500 UTM, which is being appealed to the Appeals Court in Santiago.

29)	Through Resolution Nº 331 dated May 8 1998, theSuperintendency of Electricity and Fuel applied a fine of 300 UTM to Arauco Generation S.A., for faults to the electric system ocurred on October 13, 1997. This fine was appealed to the Appeals Court of Santiago. The appeal was rejected on July 2007 leaving the fine which was paid on July 9, 2007.

30)	Through resolution Nº 741 dated April 26, 2000, the Superintendency of Electricity and Fuel applied a fine of 100 UTA to Arauco Generation S.A., for the interruption of electricity that affected the Central Intercommunication System on July 14, 1999. This fine is being appealed to said Superintendency.

25.	BOND ISSUE COSTS

Arauco amortizes costs related to the issuance of bonds on a straight-line basis over the term of the bonds.

The charges to income related to such amortizations for the periods ended June 30, 2006 and 2007 were U.S.$1,249 thousand and U.S.$1,168 thousand, respectively, which amounts are reflected in the statement of income under the heading “Interest Expense” on the consolidated statements of income. The costs recorded for each year are shown below.

	As June 30,
	2006 ThU.S.$	2007 ThU.S.$
Underwriters commission	5,116	5,475
Stamp tax	3,865	4,076
Repayment of bonds	2,467	1,993
Legal advice	1,623	1,767
Printing costs	63	80
Risk evaluation	43	300
Other	240	592

Total bond issue costs	13,417	14,283

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

26.	CASH FLOW

According to regulations established in Circular No. 1312 by the Chilean Securities Commission, the following describes financing or investing activities that will require future cash flows.

Investment Flows	Currency	Amount	Affected Flow
Property, plant and equipment investment	U.S.$	16,30 million	2007
Pulp mill Investment project	U.S.$	73,00 million	2007
	U.S.$	8,30 million	2008
	U.S.$	3,80 million	2009

27.	ENVIRONMENTAL

The following current and future expenditures related to the improvement of or investment in product processes designed to protect the environment were made during the period ended June 30, 2007.

•	Activities of monitoring, analysis and treatments of gases and effluents. Spent: U.S.$60,3 million (U.S.$22.5 million in 2006). Estimated future cost: U.S.$54,0 million (U.S.$57.1 million in 2006).

•	Payment related to environmental protection as a consequence of the Nueva Aldea Project (formerly named the Itata Mill project). US$6.4 million in 2006. Estimated future cost: US$975 thousand in 2006.

•

Payment related to the construction of ducts for the discharge of effluents in the Nueva Aldea Mill, the Valdivia Mill and the Constitución Mill. Spent: US$21,4 million. Estimated future cost: US$18,6 million.

•

Project to improve the evacuation of water and effluent treatment of the Paneles Mill. Spent: U.S.$690 thousand (U.S.$451 thousand in 2006). Estimated future cost: U.S.$600 thousand (U.S.$450 thousand in 2006).

The Company’s subsidiaries Forestal Celco S.A., Forestal Cholguán S.A., Bosques Arauco S.A. and Forestal Valdivia S.A. are implementing an environmental system regulated under a certification process under rule ISO 14.001. Between January 1 and June 30, 2007 these subsidiaries paid U.S.$222 thousand (U.S.$156 thousand in 2006) in relation to the system and anticipate that an additional U.S.$243 thousand (U.S.$110 thousand in 2006) will be spent.

28.	SUBSEQUENT EVENTS

No event has occurred since June 30, 2007 and up to the filing of these financial statements that may affect significantly the financial situation of Arauco.

Robinson Tajmuch V.	Matías Domeyko C.
Controller	Chief Executive Officer

Arauco is a group of industrial, forestry and commercial companies owned by the chilean corporation Celulosa Arauco y Constitución S.A.

In Chile, Arauco owns the country’s largest area of forest plantations, mostly of radiata pine and eucalyptus. It also owns forest plantations in Argentina, Brazil and Uruguay.

Arauco has an annual production capacity of 3 million tonnes of Kraft pulp, 2.3 million m3 of wood panels, 3.8 million m3 of sawn timber and 514 thousand m3 of remanufactured wood products.

Its wide international reach is the result of sustained industrial growth and a significant increase in its pro duct lines which has been the hallmark of Arauco’s growth in recent years.

KEY FIGURES

US$ Millon	Q2 2006	Q1 2007	Q2 2007	Q2/07 vs Q2/06	Q2/07 vs Q1/07	As of June 2006	As of June 2007	2007 vs 2006
Sales	689	804	885	28,5%	10,1%	1.329	1.689	27,1%
Gross Margin	342	385	414	21,1%	7,5%	639	799	25,0%
Operating income	213	245	266	25,0%	8,6%	382	510	33,6%
EBITDA (1)	271	328	352	29,5%	7,0%	506	680	34,4%
Net income	155	165	181	16,8%	10,0%	268	346	29,3%
CAPEX	261	189	131	-49,7%	-30,9%	413	320	-22,4%
Net Financial Debt	2.195	2.167	2.216	0,9%	2,2%	2.195	2.216	0,9%
Capitalization (2)	6.728	7.272	7.328	8,9%	0,8%	6.728	7.328	8,9%
EBITDA Margin	39,4%	40,9%	39,7%			38,1%	40,3%
ROCE	10,1%	10,8%	11,5%			9,1%	11,1%

(1)	EBITDA = Operating Income + Depreciation + Stumpage
(2)	Capitalization = Financial Debt + Equity (includes Forestry Reserve)

2 Summary	3 Consolidated Income Statement Analysis	7 Consolidated Balance Sheet Analysis	8 Key Ratios	9 Second Quarter Events	11 Financial Statements

Interim Review Q2 Results	August 10th, 2007

Summary of Second Quarter Results

Q2 2007 vs Q2 2006 review:

•

Arauco’s consolidated sales reached U.S.$885 million during the second quarter of 2007, an increase of 28.5% over the U.S.$689 million obtained in the second quarter of 2006. The increase in consolidated sales is the result of a strong increase in sales of pulp explained by higher sales volume coming from the start-up of the Nueva Aldea Pulp Mill, and by a better market pulp price scenario. This increase in sales of market pulp was followed by higher sales of energy, panels and sawn timber respectively.

•

During the second quarter of 2007 consolidated EBITDA reached U.S.$352 million, an increase of 29.5% compared to the U.S.$271 million EBITDA reached during the same period in 2006. This growth is mainly due to an improvement in the Pulp Division’s EBITDA, partially offset by a lower EBITDA coming from the the Sawntimber Division.

•

Arauco’s net consolidated income for the second quarter of 2007 reached U.S.$181 million, an increase of 16.8% compared to the U.S.$155 million obtained during the second quarter of 2006. This increase in consolidated net income is mainly explained by a growth in operating income, partially offset by higher interest expenses due to a lower capitalization of interests.

•

Capital expenditures during the second quarter of 2007 reached U.S.$131 million, a 49.7% lower compared to the U.S.$261 million expended during the second quarter of 2006. This decrease in Capex is mainly due to the end of construction of the Nueva Aldea Pulp Mill, together with a lower Capex incurred by the forestry division during the second quarter of 2007 in contrast with the same quarter of 2006, when Arauco acquired the forestry assets of CBB S.A.

Q2 2007 vs Q1 2007 review:

•

Arauco’s consolidated sales were 10.1% higher during the second quarter of 2007 compared to the U.S.$804 million reached in the first quarter of 2007. This increase is sales is the result of stronger sales volume and prices of pulp, followed by higher sales of energy and sawn timber respectively.

•

Arauco’s consolidated EBITDA grew 7.0% from the U.S.$328 reached during the first quarter of 2007. This increase in EBITDA is mainly explained by a higher EBITDA in the Pulp Division. This higher Pulp Division’s EBITDA is the result of higher prices, in addition to stronger sales volume, after the completion of the start-up process of the Nueva Aldea Pulp Mill in May.

•

Net consolidated income for the second quarter of 2007 increased 10.0% compared to the US$165 million obtained during the first quarter of 2007. The higher net income for the second quarter of 2007 is the result of an increase in operating income due to higher consolidated sales, followed by a decrease of Other Non Operating expenses. This positive effect was partially offset by higher interest expenses.

•

Capital expenditures during the second quarter of 2007 reached U.S.$131 million, a 30.9% lower than in the first quarter of 2007. The decrease in CAPEX is mainly explained by the exceptional CAPEX incurred by the Forestry division during the first quarter of 2007, when Arauco acquired pine plantations from Forestal Anchile Ltda., for approximately U.S.$43.6 million.

Interim Review Q2 Results	August 10th, 2007

CONSOLIDATED INCOME STATEMENT ANALYSIS

Arauco revenue summary, Q2 2006 – Q2 2007

Arauco Quarterly Sales (U.S.$ million)	Q2/06	Q3/06	Q4/06	Q1/07	Q2/07
Pulp Division	289	299	409	386	440
Sawn Timber Division	179	178	196	174	184
Panels Division	183	179	191	195	193
Forestry Division	20	18	24	17	21
Other	18	14	14	33	47

Total	689	687	834	804	885

Arauco’s consolidated sales for the second quarter of 2007 reached U.S.$885 million, an increase of 28.5% over the U.S.$689 million obtained in the second quarter of 2006 (Figure 1). The growth in consolidated sales is explained by a strong increase in sales of pulp, followed by higher sales of energy (others), panels and sawn timber respectively.

Compared to the U.S.$804 million obtained in the first quarter of 2007, consolidated sales were 10.1% higher during the second quarter of 2007, as result of higher sales of pulp, followed by higher sales of energy (other) and sawn timber respectively. (Figure 2).

The breakdown of sales by product of the second quarter is presented in Figure 3.

Pulp Division Sales

Pulp sales reached U.S.$440 million during the second quarter of 2007, a 52.2% increase compared with the same quarter of the previous year. This growth is explained by the addition of 147,000 tons sold, which mainly came from the inaugurated Nueva Aldea Mill, together with an increase of 18.9% in average prices with respect to the second quarter of 2006.

Compared with the U.S.$386 million sold during the first quarter of 2007, pulp sales grew 14.0% in the second quarter of the year. The main drivers for this growth were the additional 64,000 tons sold during the quarter, which mainly came from the Nueva Aldea Mill, together with an increase of 3.1% in average prices.

The higher price prevailing in the second quarter of 2007 can be explained by a relatively strong demand for pulp as well as for other commodities during this period. Besides, in the case of wood pulp, supply problems affecting some relevant producers of the Northern Hemisphere also contributed to a sustained increment of prices during the quarter.

3

Interim Review Q2 Results	August 10th, 2007

CONSOLIDATED INCOME STATEMENT ANALYSIS

Sawn Timber Division Sales

Sales of sawn timber reached U.S.$184 million, a growth of 2.7% when compared with the same period of 2006. This positive effect is mainly due to an increase in sales volume of 11.0%, partially offset by lower average prices of 7.5%. The increase in physical volume sold can be explained to better conditions in the Asian, Middle Eastern, and Latin-American wood markets. As a consequence of the contraction of the US Housing market, average prices have been affected during this quarter when compared to the second quarter of 2006, specially remanufactured wood products sold in the US.

Compared with the U.S.$174 million sold during the first quarter of 2007, sawn timber sales increased by 5.8%. This increase was principally due to higher sales volume and average prices of 3.8% and 2.0% respectively. The growth in sales volume and average prices is driven by a better demand coming from the Asian, Middle Eastern, and Latin-American markets, partially offset by a weaker wood market in the US, which has continued its adjusting process during the past months.

Panels Division Sales

During the second quarter of 2007, sales of panels reached U.S.$193 million, experimenting a growth of 5.5% compared with the second quarter of 2006. This increase in sales is mainly due to higher average prices of 7.9%, partially offset by lower sales volume of 2.2%. The increase in average prices is explained by better prices of MDF, PBO, and HB, due to a good demand coming from the Americas. Prices for plywood have been recovering in the North American market during the past months. The lower sales volume is the result of a decrease in physical sales of PBO coming from our Brazilian operations, due to low levels of inventories reached at the beginning of the quarter, together with a lower volume sold by the Faplac Mill explained by a maintenance stoppage during June of 2007.

Panel sales decreased by 0.8% in the second quarter of this year compared to the U.S.$195 million obtained in the first quarter of 2007. This is mainly explained by lower sales volume of 2.1%, partially offset by an increase in average prices of 1.4%. The lower volume sold during this quarter, compared with the previous quarter, is mainly explained by a decrease in sales volume of PBO from the Curitiba Mill (Brazil), as a result of low levels of inventories reached at the beginning of the quarter. The decrease in sales volume was partially offset by higher average prices due to an improvement in prices of Plywood, PBO and HB.

Other Sales

During the second quarter of 2007, sales of other products and services experimented an increase of 162.4%, when compared with the second quarter of 2006. This growth is mainly explained by higher sales of energy (electricity) of 167.6%, reaching U.S.$38 million. This increase in sales of energy is the result of higher sales volume, due to higher sales to third parties (mainly to the electricity national grid) and to higher prices of energy prevailing in the market.

Other sales increased by 43.5% in the second quarter of this year compared to the U.S.$33 million reached during the first quarter of 2007. This increased is the result of higher sales of energy of 63.7%, when compared with the U.S.$23 million sold during the first quarter. This growth is mainly due to an increase in market prices of energy, followed by an increase in sales volume sold to third parties (mainly to the electricity national grid).

Operating Income

Arauco’s Operating Income for the second quarter of 2007 reached U.S.$ 266 million, growing a 25.0% from to the U.S.$ 213 million obtained in the second quarter of 2006. This positive effect is mainly explained by a 28.5% increase in consolidated sales, driven by the stronger sales of pulp. This positive impact was partially offset by a 35.8% increase in cost of sales, mainly explained by an increase in sales volume of pulp and sawn timber (28.1% in pulp, and 12.0 % in sawn timber), followed by an increase in depreciation due to the start of operations of the Nueva Aldea Pulp Mill, and to higher forestry costs.

Compared to the U.S.$ 245 million obtained in the first quarter of 2007, Operating Income experimented a growth of 8.6% during the second quarter of 2007. This increase in costs follows higher consolidated sales of 10.1%

4

Interim Review Q2 Results	August 10th, 2007

CONSOLIDATED INCOME STATEMENT ANALYSIS

Net Income

Net Income for the second quarter of 2007 reached U.S.$ 181 million (Figure 4), an increase of 16.8% compared to the U.S.$ 155 million of net income obtained in the second quarter of the previous year. This increase is mainly due to a 25.0% increase in operating income, partially offset by higher interest expenses, which grew because of a lower capitalization of interest, as a consequence of the end of construction of the Nueva Aldea Pulp Mill.

Compared to the U.S.$ 165 million obtained in the first quarter of 2007, Consolidated Net Income increased by 10.0% (Figure 5). This increase in consolidated net income is mainly explained by a higher Operating Income of 8.6%, followed by a decrease of 75.0% in Other Non Operating Expenses. This positive effect was partially offset by an increase of 6.8% in interest expenses, explained by an increase in the level of both, short-term debt (pre-export financing) and long-term debt. Long-term debt increased after the issuance of the “Alto Paraná Bond” in June 2007.

EBITDA

Consolidated EBITDA for the second quarter of 2007 reached U.S.$352 million, an increase of 29.5% compared to the U.S.$271 million for the same period of 2006 (Figure 6). This increase in consolidated EBITDA is principally due to a growth in operating income of 25.0%. The main contributions for this increase in EBITDA came from the Pulp Division which grew 81.2%, followed by the Panels Division with a growth of 3.4%. This increase in consolidated EBITDA was partially offset by a decrease in sawn timber and forestry divisions’ EBITDA of 42.8% and 9.8% respectively.

Consolidated EBITDA for this quarter was 7.0% higher than the U.S.$328 million EBITDA for the previous quarter (Figure 7). The explanation for this positive effect was an increase of 8.6% in operating income. The main contribution to the increase of consolidated EBITDA came from the Pulp (11.9%), Panel (7.2%), and Sawn Timber (20.5%) Divisions, partially offset by a lower EBITDA of 12.5% coming from the Forestry Division.

5

Interim Review Q2 Results	August 10th, 2007

CONSOLIDATED INCOME STATEMENT ANALYSIS

Production

Compared to the second quarter of 2006, production volume during this quarter increased 30.0% in pulp, and 8.4% in sawn timber, and decreased 5.2% in panels (Figure 8).

The growth in pulp production is the result of the start-up process of the Nueva Aldea Pulp Mill.

The higher sawn timber production is mainly explained by the addition of capacity after the purchase of the Lomas Coloradas and Coronel Sawmills in June and October 2006, respectively.

Panel production decreased principally due to an annual maintenance stoppage at the Faplac Mill.

Compared to the previous quarter, production increased 2.1% in pulp, and decreased 1.1% and 0.9% in sawn timber and panels respectively. The higher pulp production during this quarter is explained by the end of the starting-up process of the Nueva Aldea Pulp Mill, which reached full capacity in May. This increase was partially offset by a lower production coming from the Licancel and the Constitución Mills, due to the annual maintenance stoppage in May.

The decrease in sawn timber production was mainly because of a decrease in the production of sawn timber at the Piray Sawmill in Argentina due to a lower production of kiln dry sawn timber.

Panel production decreased due to the schedule maintenance stoppage at the Puerto Piray Mill (MDF) and Faplac Mill (PBO) in Argentina during May and June 2007, respectively.

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Interim Review Q2 Results	August 10th, 2007

CONSOLIDATED BALANCE SHEET ANALYSIS

Assets

Current Assets reached U.S.$ 1,730 million as of June 30, 2007, a 24.0% increase compared to the second quarter of 2006, as result of a growth in Account Receivables and Inventories.

Compared to the U.S.$ 1,678 million for the first quarter of 2007, Current Assets increased by 3.1%. This effect on current assets is mainly explained by an increase in Marketable Securities and Account Receivables, partially offset by a decrease in Recoverable Taxes.

Fixed assets reached U.S.$6,139 million as of June 30, 2007, a 7.5% increase compared to the second quarter of 2006. This increase in fixed assets was the result of an increase in Machinery and Equipment, mainly because of the construction of Nueva Aldea Pulp Mill and Pipeline, and an increase in Forest, explained by the acquisition of forestry assets from Forestal Anchile Ltda. in January 2007, and by the forestry valuation that is adjusted at the end of every year.

Fixed assets decreased 0.1% compared to the first quarter of 2007. This decrease is mainly explained by a growth in the Accumulated Depreciation, partially offset by an increase in Other Fixed Assets due to the ongoing construction of the Nueva Aldea Pipeline and the second line of plywood in the Nueva Aldea Industrial Complex.

FINANCIAL DEBT

US$ million	Q2 2006	Q1 2007	Q2 2007

Short term Debt	130,2	126,8	153,0
Short-term portion of long-term debt	157,8	268,0	164,8
Long term financial debt	2.113,4	1.945,3	2.112,3

TOTAL FINANCIAL DEBT	2.401,4	2.340,1	2.430,0

Cash & equivalents	206,7	173,2	214,4

NET FINANCIAL DEBT	2.194,8	2.166,9	2.215,6

Liabilities

Total Current Liabilities reached U.S.$695 million during the second quarter of 2007, an increase of 25.9% compared to the U.S.$ 552 million for the second quarter of 2006. This increase is mainly because of an increase in Accounts Payable, the movement to Current portion of bonds payable of U.S.$100 million of the Yankee Bond due in December of 2007, and to an increase in pre-export financing.

Compared to the U.S.$789 million in the first quarter of 2007, current liabilities decreased 11.9%. This decrease is mainly explained to the payment of the APSA Notes in June, 2007.

Long Term Liabilities reached U.S.$2,357 million at the end of the second quarter of 2007, an increase of 3.2% compared to the U.S.$2,283 million for the second quarter of 2006. This growth in Long Term Liabilities was due to an increase in Long-term Bonds after the issuance of the US$ 270 million “Alto Paraná” Bond due 2017, and to a growth in Long-term deferred taxes.This growth was partially offset by the decrease in Long-term bank borrowings because of the payment of the US$200 million APSA Notes.

Compared to the previous quarter, Long Term Liabilities increased by 8.3%, due to the issuance of the “Alto Paraná” Bond, partially offset by the payment of the US$200 million APSA Notes.

Shareholders Equity

Arauco’s Shareholders’ Equity grew 13.2% from U.S.$4.3 billion at the end of the second quarter of 2006 to U.S.$4.9 billion during the second quarter of 2007. This increase is the result of an increase in Retained Earnings, together with a growth in Other Reserves due to the forestry valuation that is adjusted at the end of every year.

Compared to the first quarter of 2007, Shareholders’ Equity decreased by 0.7%.

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Interim Review Q2 Results	August 10th, 2007

Main Financial Ratios of Arauco:

FINANCIAL RATIOS

	Q2/06	Q1/07	Q2/07
Profitability
Gross margin	49,6%	47,9%	46,8%
Operating margin	30,9%	30,4%	30,0%
EBITDA margin	39,4%	40,9%	39,7%
ROA (EBIT / Average Total Assets)	11,9%	12,4%	13,4%
ROCE (EBIT (1—tax rate) / Average Total Capitalization)	10,1%	10,8%	11,5%
ROE (Net Income / Average Equity)	14,4%	13,5%	14,8%

Leverage
Interest Coverage Ratio (EBITDA / Net Interest)	9,6x	8,5x	8,4x
Interest Coverage Ratio (EBITDA / Gross Interest)	7,7x	7,4x	7,4x
Average Net Financial Debt / EBITDA	2,0x	1,7x	1,6x
Total financial debt / Total Capitalization	35,7%	32,2%	33,2%
Net financial debt / Total Capitalization	32,6%	29,8%	30,2%
Total financial debt / Equity	55,5%	47,4%	49,6%
Net financial debt / Equity	50,7%	43,9%	45,2%

Key Exchange Rates for the U.S. Dollar (closing rate)

	Q2/06	Q3/06	Q4/06	Q1/07	Q2/07
One U.S. Dollar is
CLP	539,4	537,0	532,4	539,2	526,9
ARS	3,09	3,10	3,06	3,10	3,09
BRL	2,17	2,17	2,14	2,06	1,93
EUR	1,28	1,27	1,32	1,34	1,35

8

Interim Review Q2 Results	August 10th, 2007

Second Quarter Events

In June, 2007, Alto Paraná S.A., an Argentinean subsidiary of Celulosa Arauco y Constitución S.A., successfully executed a US$270 million 144A/Reg S ten-year bond, fully guaranteed by Arauco.

On June 7th, 2007, Alto Paraná S.A., an Argentine subsidiary of Celulosa Arauco y Constitución S.A., successfully executed a US$270 million 144A/Reg S ten-year bond fully guaranteed by Arauco, with a coupon of 6.375%, payable semi-annually. The bond was rated Baa2, BBB+ and BBB+ from Moody’s, S&P and Fitch, respectively.

The issue was Alto Paraná’s return to the international capital market after 6 years and offers the Company a long term financing at very attractive terms.

The transaction was oversubscribed by high quality institutional investors in the United States and Latin America, most of which participated in the roadshow.

In June, 2007, Arauco decided to indefinitely stop its operations at the Licancel Pulp Mill.

On June 5th, 2007, and after a 20 days maintenance stoppage, the Licancel Pulp Mill management was informed that dead fish had been found in the Mataquito River, 15 kilometres downstream from the mill’s effluent discharge. At that time, the Company decided to stop the start up process, and begin both an internal and external exhaustive investigation regarding the causes of the event.

After the internal investigation, the Company found certain irregularities in the operations at the mill, and resolved to dismiss the Manager and the Production and Environment Sub-Managers. At the same time, the company made a public commitment to assist the Mataquito River fishermen, while the fishing ban imposed by the authorities stayed in place. Dialogue instances with the rest of the neighbouring communities were also opened in order to collaborate with the solution to the difficulties that they might face because of these events.

On June 18th, 2007, while the mill was stopped, and as a consequence of a pipe breakage, treated effluent from the Licancel Mill reached the Mataquito River. According to the investigation made by the company, the estimated maximum volume of discharged effluents was 200 m3. However, only a maximum of 50 m3 reached the Mataquito River. The other 150 cubic meters were contained inside the mill.

The effluents corresponded to the mill’s treated liquid residues that were accumulated in the treatment pools before the mill stopped its operations last June 5, 2007, and were in their final stage of its environmental treatment.

Due to this event, Celulosa Arauco y Constitución S.A. decided to close the mill indefinitely. The Licancel mill will only restart its operations once the existing environmental treatment system is replaced by a new one complying fully with all normative requirements.

The Licancel Mill represents 5% of pulp capacity 3% of annual sales.

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Interim Review Q2 Results	August 10th, 2007

Second Quarter Events

In June, 2007, Arauco signed with the Japanese company TOKIO ELECTRIC POWER COMPANY (TEPCO), the sale of its first Carbon Credits.

With the sale of 482,129 Certified Emission Reduction (CERs) corresponding to the same number of dejected tonnes of CO2, Arauco became the first Chilean forestry company in using the Clean Development Mechanism (CDM) of the Kyoto Protocol in order to issue “Carbon Bonds”.

Arauco registered three electricity co-generation power plants, Trupán (29 MW), Nueva Aldea Phase 1 (29 MW) and Nueva Aldea Phase 2 (37 MW), as projects of the Clean Development Mechanism of the Kyoto Protocol.

The sale of CERs correspond to the first two units: Trupán and Nueva Aldea Phase 1, for the CO2 and methane dejected between years 2003 and 2006.

These power plants generate electricity through forestry biomass, which is a renewable source, and displaces fossil fuel energy from the grid. With this action, Arauco contributes to reduce greenhouse gas emissions in order to fight global warming.

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Interim Review Q2 Results	August 10th, 2007

FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

US$ Million	06/30/2006	06/30/2007
Net Sales	1.328,7	1.688,7
Cost of sales	-689,5	-889,8
Gross profit	639,3	799,0
Selling and administrative expenses	-257,1	-288,5

Operating income	382,2	510,4

Interest Income	14,7	11,5
Income on investments in related companies	3,5	5,2
Other non operating income	5,1	9,1
Loss on investments in related companies	-0,1	0,0
Goodwill Amortization	-1,4	-1,5
Interest expense	-72,1	-92,1
Other non operating expenses	-6,4	-12,1
Price-level restatement	-0,0	-0,3
Foreign exchange gains (losses)	7,4	2,3

Non-operating income	-49,4	-77,8

Income before taxes and extraordinary items	332,7	432,7
Income taxes	-67,8	-88,7
Extraordinary Items	0,0	0,0
Income before minority interest and negative goodwill amortization	264,9	344,0
Minority interest	0,0	0,2
Net income after minority interest	264,9	344,2
Negative goodwill amortization	2,9	2,0

Net income for the period	267,9	346,3

For more details on the Financial Statements, please refer to www.svs.cl or www.arauco.cl

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Interim Review Q2 Results	August 10th, 2007

FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET

US$ Million	06/30/2006	06/30/2007
Cash & cash equivalents	206,7	214,4
Account receivables	405,8	523,9
Inventories	577,6	680,0
Other current assets	204,7	311,7

Total Current Assets	1.394,7	1.730,0

Land	476,0	529,6
Forest	2.301,0	2.567,5
Buildings and other infrastructure	1.862,4	1.993,6
Machinery and equipment	2.016,6	2.843,0
Other Fixed Assets	1.219,4	590,7
Accumulated Depreciation	-2.165,6	-2.384,8

Total Fixed Assets	5.709,8	6.139,5

Total Other Assets	70,7	92,7

TOTAL ASSETS	7.175,3	7.962,2

Short-term debt	288,1	317,7
Accounts payable	144,6	250,8
Other current liabilities	119,8	126,7

Total Current Liabilities	552,4	695,2

Long-term bank borrowings	430,9	259,8
Long-term bonds	1.682,5	1.852,5
Other long term liabilities	169,9	244,3

Total Long Term Liabilities	2.283,3	2.356,6

Minority Interest	13,1	11,9

Total Shareholder’s Equity	4.326,5	4.898,4

TOTAL LIABILITIES & SHAREHOLDER`S EQUITY	7.175,3	7.962,2

For more details on the Financial Statements, please refer to www.svs.cl or www.arauco.cl

12

Interim Review Q2 Results	August 10th, 2007

FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF CASH FLOWS

US$ Million	06/30/2006	06/30/2007
Net income (loss) for the period	267,9	346,3
Results on sales of assets	-0,2	0,1
Depreciation	86,1	119,7
Charges (credits) to income not affecting cash flow	18,4	40,1
Changes in assets, affecting cash flow	-51,7	-50,7
Changes in liabilities, affecting cash flow	69,0	66,1
Profit (loss) of minority interest	-0,0	-0,2

Net cash provided by (used in) operating activities	389,5	521,4

Debt issuance	431,7	834,1
Debt repayment	-426,0	-832,1
Dividends Paid	-102,9	-172,5
Others	-0,2	-5,2

Net cash provided by (used in) financing activities	-97,4	-175,6

Capital Expenditures	-412,8	-320,4
Other investment cash flow	-16,1	-0,3

Net cash provided by (used in) investing activities	-428,9	-320,8

Total positive (negative) cash flow of the period	-136,8	25,0

Effect of inflation on cash and cash equivalents	5,0	5,2
Net increase (decrease) in cash and cash equivalents	-131,9	30,1
Cash and cash equivalents at beginning of the period	338,5	184,3

Cash and cash equivalents at end of the period	206,7	214,4

For more details on the Financial Statements, please refer to www.svs.cl or www.arauco.cl

For further information, please contact:

Felipe Hartwig	Maria José Ibaceta
felipe.hartwig@arauco.cl	mariajose.ibaceta@arauco.cl
Phone: (56-2) 461 7494	Phone: (56-2) 461 7283

Fax: (56-2) 461 75 41

www.arauco.cl

13

Interim Review Q2 Results	August 10th, 2007

DISCLAIMER

Figures for the Arauco’s operations in Chile and its consolidated international operations were prepared in accordance with Chilean generally accepted accounting principles (Chilean GAAP).

This news release may contain forward-looking statements concerning Arauco’s future performance and should be considered as good faith estimates by Arauco. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Arauco’s control, which could materially impact Arauco’s actual performance. Readers are referred to the documents filed by Arauco with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Arauco on the date hereof, and the Arauco assumes no obligation to update such statements.

References herein to “U.S.$” are to United States dollars.

Discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

This report is unaudited.

14

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

August 20, 2007	By:	/s/ MATIAS DOMEYKO C.
	Name:	Matías Domeyko Cassel
	Title:	Chief Executive Officer